THIRD QUARTER REPORT

FOR THE QUARTER ENDED

August 31, 2005

  INCLUDES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASES

Date of Report – October 26, 2005

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - NASD OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

CORPORATE HIGHLIGHTS – THIRD QUARTER 2005

Additional 95 Hectares Optioned Adjacent To Los Zorros Exploration Area IV

Gravity Geophysics Survey Conducted On Los Zorros Property

Geologic Mapping And Re-logging Of Phase I Drill Holes Gives Better Understanding Of

NORA High-grade Gold Target In Los Zorros Exploration Area III

$349,669 Expended On Exploration & Mineral Interests During The Third Quarter

FOR DETAILS TURN TO:

FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASES

SAMEX is exploring the mineral-rich Cordillera of Bolivia and Chile.  This prolific mining belt hosts some of the world’s largest ore bodies.  Objective - Discover and develop precious metal deposits.

SAMEX MINERAL EXPLORATION PROPERTIES

EL DESIERTO - Bolivia Epithermal Gold-Silver Prospect
ESKAPA - Bolivia Epithermal Gold-Silver, Copper Prospects
LOS ZORROS - Chile Gold, Copper, Silver Prospects
SANTA ISABEL - Bolivia Zinc-Silver-Lead-Indium-Copper-Gold Targets
WALTER - Bolivia Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA - Bolivia Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI - Bolivia Shear & Sediment-Hosted Gold Targets

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the NASD OTC Bulletin Board - symbol: SMXMF

See www.samex.com for news releases and additional information.

 FINANCIAL STATEMENTS

NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED

AUGUST 31, 2005 HAVE NOT BEEN REVIEWED BY OUR AUDITOR

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS - (Expressed In Canadian Dollars) (Unaudited)

	August 31, 2005	November 30, 2004
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS (NOTE 3)	$911,822	$2,175,308
ADVANCES AND OTHER ASSETS	84,617	88,995

	996,439	2,264,303
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (NOTE 4)	4,828,791	3,804,651
EQUIPMENT (NOTE 5)	99,508	112,591

	$5,924,738	$6,181,545

LIABILITIES

CURRENT
ACCOUNTS PAYABLE	$16,361	$90,467

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 7)
AUTHORIZED
NO MAXIMUM - COMMON SHARES WITHOUT PAR VALUE
NO MAXIMUM - PREFERRED SHARES

ISSUED
66,373,165 COMMON SHARES
(NOV 30, 2004 – 65,272,415 COMMON SHARES)	22,082,318	21,752,018

CONTRIBUTED SURPLUS ARISING FROM STOCK-BASED COMPENSATION (NOTE 7)	2,317,058	1,486,316

DEFICIT	(18,490,999)	(17,147,256)

	5,908,377	6,091,078

	$5,924,738	$6,181,545

COMMITMENTS (NOTE 4)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

“Larry D. McLean”

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT - (Expressed In Canadian Dollars) (Unaudited)

	For the Three Months Ended August 31,		For the Nine Months Ended August 31,

	2005	2004	2005	2004
GENERAL AND ADMINISTRATIVE EXPENSES

AMORTIZATION	$10,993	$9,802	$22,113	$23,402
AUDIT	(4,277)	6,368	10,437	11,865
BANK CHARGES & INTEREST (INCOME)	(3,454)	(6,519)	(14,617)	(19,597)
CONSULTING	6,483	-	24,885	-
FOREIGN EXCHANGE (GAIN) LOSS	19,509	1,662	29,844	26,260
LEGAL	35,815	17,036	76,114	58,934
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	-	-	1,322	3,638
OFFICE, SUPPLIES, MISCELLANEOUS	17,044	16,008	58,052	44,915
PRINTING	100	-	2,824	5,881
REGULATORY FEES	3,483	8,648	19,942	27,798
SALARIES AND BENEFITS	71,045	84,648	239,056	258,068
SHARE TRANSFER AGENT	2,840	2,484	9,195	11,026
STOCK-BASED COMPENSATION (Note 7)	-	370,954	830,742	533,893
TRAVEL AND PROMOTION	25,385	11,468	45,006	40,108

NET LOSS FROM OPERATIONS	(184,966)	(522,559)	(1,354,915)	(1,026,191)
GAIN ON SALE OF EQUIPMENT	-	1,064	11,172	1,064

NET LOSS FOR THE PERIOD	(184,966)	(521,495)	(1,343,743)	(1,025,127)

DEFICIT BEGINNING OF THE PERIOD	(18,306,033)	(15,817,009)	(17,147,256)	(15,313,377)

DEFICIT END OF THE PERIOD	$(18,490,999)	$(16,338,504)	$(18,490,999)	$(16,338,504)

NET LOSS PER COMMON SHARE	$(0.00)	$(0.01)	$(0.02)	$(0.02)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

(Expressed In Canadian Dollars) (Unaudited)

	PERIOD ENDED AUGUST 31,

	2005	2004
SUMMARY OF EXPENDITURES

EL DESIERTO - BOLIVIA	$5,880	$6,363
ESKAPA - BOLIVIA	23,551	9,638
LOS ZORROS - CHILE	859,133	1,118,135
SANTA ISABEL - BOLIVIA	-	337
WALTER - BOLIVIA	1,490	1,148
WARA WARA - BOLIVIA	8,279	18,437
YARETANI - BOLIVIA	4,457	4,894
EXPLORATION ADVANCES / (RECOVERIES)	121,350	(221,001)
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION	1,322	3,638

	1,025,462	941,589
MINERAL INTERESTS ADMINISTRATION, INVESTIGATION AND EVALUATION EXPENSED IN THE PERIOD	(1,322)	(3,638)

EXPENDITURES FOR THE PERIOD	1,024,140	937,951

BALANCE BEGINNING OF THE PERIOD	3,804,651	1,752,722

BALANCE END OF THE PERIOD	$4,828,791	$2,690,673

SUMMARY OF DEFERRED COSTS

BOLIVIA
EL DESIERTO	$6,880	$7,363
ESKAPA	1,268,201	1,243,953
SANTA ISABEL	1,000	1,337
WALTER	2,490	2,148
WARA WARA	9,279	19,437
YARETANI	5,457	5,894
CHILE
LOS ZORROS	3,588,476	1,569,554

UNALLOCATED ADVANCES*	(52,992)	(159,013)

	$4,828,791	$2,690,673

*Unallocated Advances: The fiscal quarter end of certain of the subsidiaries is different than that of the parent company.  Funds transferred from SAMEX Mining Corp. to the subsidiaries during this accounting stub period are recorded as Unallocated Advances. The amounts are allocated to the appropriate property/category in the following quarter based on the financial statements of the respective subsidiary.  The parent company’s fiscal third quarter includes the months of June, July and August (ending August 31, 2005), whereas, the fiscal third  quarter of the Chilean subsidiary covers the months of July, August and September (ending September 30, 2005).  These consolidated financial statements, include costs incurred by the Chilean subsidiary during July, August and September to the end of its fiscal third quarter at September 30, 2005.  The funding for some of these costs was advanced by the Canadian parent company to the Chilean subsidiary subsequent to the parent company’s third quarter end of August 31, 2005.  These payments made from the parent to the Chilean subsidiary subsequent to August 31, 2005 will be allocated in the consolidated financial statements for the fourth quarter of fiscal 2005.  See Note 1 to the consolidated financial statements.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS (CONT’D)

(Expressed In Canadian Dollars) (Unaudited)

DETAILS OF EXPENDITURES	PERIOD ENDED AUGUST 31,

	2005	2004

EL DESIERTO - BOLIVIA
PROPERTY CLAIMS	$5,880	$6,363

ESKAPA – BOLIVIA
AMORTIZATION	$1,950	$1,951
GEOLOGY, MAPPING AND SURVEYS	11,143	-
PROPERTY CLAIMS	7,679	7,549
SITE ADMINISTRATION	396	138
TRAVEL	2,383	-
	$23,551	$9,638

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	256,529	$681,275
FIELD SUPPLIES	42,844	20,394
FOOD AND LODGING	41,001	76,353
GEOLOGY, MAPPING AND SURVEYS	216,207	203,669
MINERAL INTEREST	174,720	36,006
VALUE ADDED TAXES	35,242	-
SITE ADMINISTRATION	78,030	58,385
TRAVEL	14,560	42,053
	$859,133	$1,118,135

SANTA ISABEL - BOLIVIA
SITE ADMINISTRATION	$-	$337

WALTER - BOLIVIA
PROPERTY CLAIMS	$1,045	$1,148
TRAVEL	445	-
	$1,490	$1,148

WARA WARA - BOLIVIA
FIELD SUPPLIES	$-	$304
FOOD AND LODGING	-	140
GEOLOGY, MAPPING AND SURVEYS	-	7,825
PROPERTY CLAIMS	6,260	6,370
TRAVEL	2,019	3,798
	$8,279	$18,437

YARENTANI - BOLIVIA
PROPERTY CLAIMS	$4,457	$4,894

EXPLORATION ADVANCES / (RECOVERIES)	$121,350	$221,001

EXPENDITURES FOR THE PERIOD	$1,024,140	$937,951

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW - (Expressed In Canadian Dollars) (Unaudited)

	FOR THE THREE MONTHS ENDED AUGUST 31,		FOR THE NINE MONTHS ENDED AUGUST 31,

	2005	2004	2005	2004

CASH PROVIDED (USED) BY

OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(184,966)	$(521,495)	$(1,343,743)	$(1,025,127)
ADD NON-CASH ITEMS
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	-	-	1,322	3,638
AMORTIZATION	7,399	9,802	22,113	23,402
STOCK-BASED COMPENSATION	-	370,954	830,742	533,893

	(177,567)	(140,739)	(489,566)	(464,194)
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
ADVANCES AND OTHER RECEIVABLES	(2,284)	-	4,378	-
CURRENT LIABILITIES	(15,167)	(31,936)	(74,106)	(25,853)

	(195,018)	(172,675)	(559,294)	(490,047)

FINANCING ACTIVITIES
COMMON SHARES – FOR CASH	300,000	901,813	330,300	1,403,276

INVESTING ACTIVITIES
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS	(349,029)	(384,165)	(1,024,822)	(941,589)
EQUIPMENT	-	(19,383)	(9,670)	(65,240)
	(349,029)	(403,548)	(1,034,492)	(1,006,829)

CHANGE IN CASH FOR THE PERIOD	(244,047)	325,590	(1,263,486)	(93,601)

CASH BEGINNING OF THE PERIOD	1,155,869	3,157,955	2,175,308	3,577,146
CASH END OF THE PERIOD	$911,822	$3,483,545	$911,822	$3,483,545

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – August 31, 2005

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its Canadian, Bahamian, Chilean and Bolivian subsidiaries. The financial statements are expressed in Canadian dollars.  All significant inter-company balances and transactions are eliminated on consolidation.  The fiscal quarter end of the Bolivian subsidiaries is June 30.  The parent company’s fiscal third quarter includes the months of June, July and August, ending August 31, 2005, whereas, the fiscal third quarter of the Chilean subsidiary covers the months of July, August and September, ending September 30, 2005.  These consolidated financial statements, include the accounts of the Chilean subsidiary through to the end of its fiscal third quarter at September 30, 2005.  In keeping with this policy, accounts of the Chilean subsidiary for the month of June 2005 were previously included in the Company’s consolidated financial statements for the fiscal second quarter ended May 31, 2005.

COMPANY

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and presented in Canadian Dollars.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Going Concern Assumptions - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at August 31, 2005 the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the nine months ended August 31, 2005 and 2004, the Company reported net losses of $1,343,743 and $1,025,127 respectively and has incurred losses since inception totalling $18,490,999.

b.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

c.

Financial Instruments - The fair value of the Company’s financial instruments included in current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The Company conducts business in Canada, Chile and Bolivia giving rise to significant exposure to market risks from changes in foreign currency rates.  There is financial risk to the Company’s operations resulting from the fact that it does not use derivative instruments to reduce its exposure to foreign currency risk.

d.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

e.

Mineral Property Interests and Values - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method

f.

Translation of Foreign Currency - Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations in the year in which incurred.

g.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

h.

Equipment - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis at the following rates: Office equipment - over 4 to 10 years; Exploration equipment - over 4 to 8 years; Vehicles - over 5 years.

i.

Stock-Based Compensation Plans - The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company’ common stock in accordance with the terms of its stock option plan.  Effective December 1, 2003 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, released in November 2003, whereby it will be expensing all stock-based compensation awards, made or altered on or after October 1, 2003, on a prospective basis.  The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

j.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

k.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  At August 31, 2005, cash and cash equivalents consisted of cash and term deposits held at banks.

3.

CASH AND CASH EQUIVALENTS

The Company maintains its cash balances in Canadian, U.S., and Chilean currencies.  The Canadian dollar equivalents of these balances at the end of the third quarter are as follows:

	2005	2004

Canadian dollars	$884,098	$3,319,739
U.S. dollars
in Canada	540	614
Chilean Pesos
in Chile	27,184	163,192

	$911,822	$3,483,545

4.

MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS

a.

Bolivia - The Company has invested in various properties located in Bolivia.  The mineral interests have been acquired by entering into purchase and option agreements or by staking.  Ownership of some properties is held by a company controlled by a director.  Net smelter royalties (.6% to 3%), net profits interest (1.2%) or net cash flow royalties (5.5% to 16%) have been granted.  The Company re-acquired a 40% interest in the Eskapa Property from a third party for $50,000 (paid), 200,000 common shares issued at a deemed price of $.25 per share and a cash royalty of US$2,000,000 to be paid from production.  Also see details concerning “Santa Isabel Property” in Schedule C -“Mineral Exploration Properties”.

b.

Chile - The Company has invested in various properties located in Chile.  The mineral interests have been acquired by entering into purchase and option agreements and staking.  During 2003 the Company acquired a mineral interest for US$50,000.  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.  The Company has an option to acquire mineral interests covering 209 hectares for consideration of US$230,000 (US$80,000 paid).  Option payments are due: October 31, 2005 - US$50,000; and October 31, 2006 - US$100,000.  A 2% net smelter royalty has been retained by the vendor.  The Company also has an option to acquire mineral interests covering 95 hectares for consideration of US$200,000 (US$100,000 paid).  Option payments are due: On signing - US$75,000 (paid June 24, 2005); December 20, 2005 - US$25,000 (paid in advance on July 20, 2005); March 20, 2006 – US$50,000; and December 20, 2006 - US$50,000.  A 1.5% net smelter royalty has been retained by the vendor.

5.

EQUIPMENT

		ACCUMULATED	NET BOOK VALUE
	COST	AMORTIZATION	2005	2004

Office equipment	$ 123,323	$ 81,863	$ 41,460	$ 47,178
Exploration equipment	131,835	118,308	13,527	15,964
Vehicles	125,488	80,967	44,521	42,883

	$ 380,646	$ 281,138	$ 99,508	$ 106,025

6.

RELATED PARTY TRANSACTIONS

During the third quarter, a director charged the Company $12,761 for legal services.  Salaries for employees who are also directors or officers of the Company totaled $100,169 for the third quarter of fiscal 2005, a $31,169 portion of which was capitalized as deferred exploration costs (salaries totaled $102,925 in the third quarter of fiscal 2004 of which $33,925 was capitalized).

7.

SHARE CAPITAL

a. Issued	COMMON SHARES	CONSIDERATION

Balance November 30, 2003	62,671,848	$20,267,064

Incentive stock options exercised
@ $.20 per share	255,000	51,000
@ $.40 per share	250,000	100,000
Warrants exercised
@ $.25 per share	156,000	39,000
@ $.30 per share	290,000	87,000
@ $.35 per share	666,667	233,334
@ $.40 per share	129,250	51,700
@ $.80 per share	53,650	42,920
Private Placement
@ $1.10 per share	800,000	880,000

Balance November 30, 2004	65,272,415	21,752,018

Warrants exercised
@$0.30 per share	100,000	30,000
@0.40 per share	750	300
@0.30 per share	1,000,000	300,000

Balance August 31, 2005	66,373,165	$22,082,318

b.

Preferred Shares

In addition to Common Shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The Board of Directors is authorized, without further action by the shareholders, to issue Preferred Shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The Preferred Shares as a class are entitled to priority over the Common Shares if our Board of Directors decides to pay any dividends, and, if we are dissolved, liquidated or wound up, the Preferred Shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of Preferred Shares, the holders of Preferred Shares as a class is not entitled to receive notice of, attend or vote at any meeting of our shareholders.  None of the Preferred Shares are allotted or issued as at this date.

c.

Share Issue Commitments

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE NOV 30, 2003	GRANTED (EXERCISED)	BALANCE NOV 30, 2004	GRANTED (EXERCISED) *(TERMINATED) **(EXPIRED)	BALANCE AUG 31, 2005	EXERCISE PRICE	TERM TO

2,425,000	(250,000)	2,175,000	**(2,175,000)	-	$.40	Apr 19, 2005
1,130,000	(180,000)	950,000	-	950,000	$.20	Mar 19, 2007
275,000	(75,000)	200,000	-	200,000	$.20	Sep 12, 2007
50,000	-	50,000	-	50,000	$.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$.40	Aug 13, 2008
105,000	-	105,000	*(75,000)	30,000	$.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
-	330,000	330,000	*(75,000)	255,000	$1.00	Feb 3, 2009
-	75,000	75,000	*(75,000)	-	$1.00	May 4, 2009
-	1,070,000	1,070,000	*(75,000)	995,000	$1.10	Aug 6, 2009
-	-	-	2,255,000	2,255,000	$0.40	Apr 20, 2015

4,625,000	970,000	5,595,000	(220,000)	5,375,000

As at August 31, 2005, the weighted average remaining contractual life of the options is 5.7 years and the weighted average exercise price is $ 0.58.

(ii)

Share Purchase Warrants

BALANCE NOV 30, 2003	ISSUED (EXERCISED)	BALANCE NOV 30, 2004	ISSUED (EXERCISED)	BALANCE AUG 31, 2005	EXERCISE PRICE	TERM TO

156,000	(156,000)	-	-	-	$.25	Mar 5,2004
666,667	(666,667)	-	-	-	$.35	Sep 11,2004
1,390,000	(290,000)	1,100,000	(1,100,000)	-	$.30	Jun 11,2005
434,500	(129,250)	305,250	(750)	304,500	$.40	Sep 15, 2005
756,000	(2,800)	753,200	-	753,200	$.80	Nov 7, 2005
482,000	(50,850)	431,150	-	431,150	$.80	Nov 27, 2005
500,000	-	500,000	-	500,000	$1.05	Nov 28, 2005
-	400,000	400,000	-	400,000	$1.10	Aug 25, 2009

4,385,167	(895,567)	3,489,600	(1,100,750)	2,388,850

As at August 31, 2005, the weighted average remaining contractual life of the share purchase warrants is 0.83 years and the weighted average exercise price is $0.85.

d.

Stock-Based Compensation

The Company measures compensation costs using the fair value-based method for employee and non-employee stock options.  Compensation costs have been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.  During the second quarter, options expired on 2,175,000 shares exercisable at $0.40 per share and then new options were granted on 2,255,000 shares exercisable at $0.40 per share for a net increase during the second quarter of 80,000 share options exercisable at $0.40 per share.  Accounting policy requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter.  Accounting policy does not allow for any corresponding reduction in stock-based compensation expense for the 2,175,000 share options that expired during the second quarter.  No options were granted during the third quarter.

The following assumptions were used for the Black-Scholes valuation of the stock options granted during the second quarter:  Expected dividend yield – 0; Expected stock price volatility – 79%; Risk-free interest rate – 4.1%; Expected life of options – 10 years.

8.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

At August 31, 2005	DOMESTIC	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$9,445	$12,668	$22,113
Foreign exchange	-	29,844	29,844
Mineral interests administration, investigation and evaluation	-	1,322	1,322
Salaries and benefits	239,056	-	239,056
Stock-based compensation	830,742	-	830,742
Administration and general	166,531	54,135	220,666

Net loss for the period	$1,245,774	$97,969	$1,343,743

Expenditure for equipment and mineral interests	$7,616	$1,027,504	$1,035,120

Equipment and mineral interests	$25,185	$4,903,114	$4,928,299

Total assets	$977,401	$4,947,337	$5,924,738

At August 31, 2004

Operating expenses
Amortization	$8,051	$15,351	$23,402
Foreign exchange	-	26,260	26,260
Mineral interests administration, investigation and evaluation	-	3,638	3,638
Salaries and benefits	258,068	-	258,068
Stock-based compensation	533,893	-	533,893
Administration and general	126,356	54,574	180,930

Net loss for the period	$926,368	$99,823	$1,026,191

Expenditure for equipment and mineral interests	$19,319	$987,510	$1,006,829

Equipment and mineral interests	$25,764	$2,770,934	$2,796,698

Total assets	$3,346,117	$2,934,126	$6,280,243

9.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada, Chile and Bolivia.  As at the end of our last fiscal year (November 30, 2004), Canadian operating losses of approximately $3,480,000 were available for carry forward.  The availability of these losses expires as follows: 2005 - $511,000; 2006 - $527,000; 2007 - $430,000; 2008 - $490,000; 2009 - $483,000; 2010 - $472,000; and 2011 - $567,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $6,100,000.  No future tax benefits have been recognized in the accounts and the losses are not transferable between the corporate entities and tax jurisdictions.

10.  SUBSEQUENT EVENTS

Extension Of Warrant Terms - The Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant has been extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

The Company extended the term of warrants exercisable for the purchase of 415,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 27, 2005, but the term of the warrant has been extended for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 700,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 7, 2005, but the term of the warrant has been extended for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 500,000 shares at a price of $1.05 per share.  The warrants were originally issued with a two year term expiring November 28, 2005, but the term of the warrant has been extended for a period of one year until November 28, 2006.   The exercise price of the warrants will remain at $1.05 per share.

MANAGEMENT DISCUSSION

DATE: October 26, 2005

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for precious metal deposits.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   In spite of lackluster precious metal prices of recent years, SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

The Company holds an interest in the Los Zorros district gold-copper-silver prospects in Chile and in six mineral exploration properties in Bolivia; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled “Mineral Exploration Properties” for individual property details).  We are an exploration stage company and ha ve no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the NASD OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at the end of this report.

FIRST QUARTER 2005 - FOR THE PERIOD ENDED FEBRUARY 28, 2005

During the first quarter of 2005, we continued exploration work at the Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  In December, we completed our first-phase reconnaissance drilling and trenching program in Exploration Areas I, II and III, that had been in progress since July of 2004.  This first-phase program involved 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration expenditures on the Los Zorros property have totaled more than $2,200,000 over the past year.  With drilling and trenching completed in December, we then began the detailed work of analyzing, compiling, evaluating and interpreting the vast amount of data from the trenching and drilling program that had been ongoing since July of 2004.  The following summarizes the results of our phase-one exploration in Exploration Areas I, II and III:

Drilling in Exploration Area I discovered a porphyry copper/gold mineralized intrusive system beneath the mostly gravel covered pampa terrain.  Six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization in each hole (see News Release No. 8-04 dated November 18, 2004 in the News Release section for details).  Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized portions of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with second-phase drilling after further analysis of first-phase drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Shareholders are encouraged to remember that these early drill results are as important for their geologic information as they are for their geochemical information.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

In Exploration Area II, phase-one reconnaissance drilling and trenching has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization (see News Release No. 1-05 dated January 21, 2005 in the News Release section for details).  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a “blind” discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase-two drilling.

In Exploration Area III, phase-one reconnaissance drilling and trenching identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.  Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.  (For more details on Exploration Area III and tables of significant geochemical analytical results please see News Release No. 2-05 dated April 5, 2005 in the News Release section):

Results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  SAMEX’s understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.

Exploration Areas IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling and trenching. (For more details on the individual Exploration Areas, see the section entitled, “Mineral Property Summaries” – “Los Zorros Property” and the “News Release” section):

Exploration Area IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Exploration Area V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Exploration Area VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Exploration Area VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Exploration Area VII – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization.

The Los Zorros property now covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.  We plan to start a phase-two drill program on the property during 2005 at a cost of approximately $1.5 million.  See note “Forward Looking Statements” at the end of this report.

SEE “MINERAL PROPERTY SUMMARIES” & “NEWS RELEASES” FOR MORE DETAILS

Gold Purchased - During the first quarter, we used $25,608 of our cash to purchase an additional 1,430.072 grams of gold to add to the gold that we hold as an alternate form of money or currency.  The line item “Advances and Other Assets” reported on the Consolidated Balance Sheets for the fiscal first quarter included $34,914 which reflected the market value of 2027.927 “GoldGrams” (grams of gold) the Company held at February 28, 2005.  We purchase and hold our gold through a “holding” (account) with GoldMoney®.  GoldMoney’s patented process enables the transfer of gold ownership electronically online so that gold can be bought, held, transferred, sold or exchanged for funds (see www.goldmoney.com for information about GoldMoney®).

Warrants Exercised – During the first quarter, warrants were exercised for the purchase of 100,750 shares for total proceeds of $30,300 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE FIRST QUARTER – December 1, 2004 to February 28, 2005

Outstanding shares at November 30, 2004 – 65,272,415

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Jan 13/05	Common Shares	Exercise of Warrant	750	$0.40	$300	Cash	N/A
Jan 13/05	Common Shares	Exercise of Warrant	100,000	$0.30	$30,000	Cash	N/A

Outstanding shares at February 28, 2005 - 65,373,165

Stock Options Terminated – During the first quarter, on December 16, 2004, options terminated to acquire 225,000 shares and on February 9, 2005, options terminated to acquire 75,000 shares.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $1,872 for legal services during the first quarter.

Investor Relations – During the first quarter, meetings were held with shareholders, brokers and fund managers.  The Company also hosted an exhibit booth at a gold and resources conference held in Vancouver, BC in January.

SECOND QUARTER 2005 - FOR THE PERIOD ENDED MAY 31, 2005

During the second quarter of 2005, we were primarily involved in continuing with the detailed work of data compilation and the drafting of drill sections, cross-sections, geologic profiles and maps incorporating the vast amount of data gleaned from the trenching and drilling program at the Los Zorros property in Chile over the past year.  This information will be used to plan the phase-two exploration drill program to follow-up on targets identified in the phase-one program.  We also constructed a drill core storage facility at our field camp at Los Zorros in preparation for the phase-two exploration drill program.

Complimenting our exploration activities at Los Zorros we also have an ongoing generative program examining quality mineral prospects within the important geologic belts both north and south of Copiapo, Chile.  For very minimal expenditures, through staking and government auctions, we have acquired mineral concessions over a gold prospect and a silver prospect.  Negotiations are in progress to acquire additional concessions related to these two and also other properties of interest.

In Bolivia, administrative and planning activities were underway at our Eskapa precious metal prospect in preparation for the refurbishing and expansion of our exploration camp and the repair and expansion of access roads to facilitate the next phase of drill testing at a later date.

Option Agreement To Purchase Additional Concessions In Los Zorros District, Chile – During the second quarter we entered into a Letter Of Intent, and during the third quarter, signed a formal Purchase Option Contract (dated June 24, 2005) to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months.  See details in Third Quarter below.

Annual Meeting – During the second quarter, the Annual and Special Meeting of the shareholders of SAMEX was held in Abbotsford, BC on May 5, 2005.  The Company’s six directors were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Changes to the Articles and the Authorized Share Structure of the Company - The Company was incorporated under the former Company Act (British Columbia) (the “Former Act”) and issued and filed its existing Articles and former Memorandum of Incorporation under that legislation.  The Former Act was repealed o n March 29, 2004 and was replaced with the Business Corporations Act.  Because of this change, the Company was required to undertake certain transitionary steps set out under the Business Corporations Act, including filing a Transition Application, which, among other things, replaced its former Memorandum of Incorporation with new Notice of Articles and which adopted certain provisions under the Business Corporations Act known as the “Pre-existing Company Provisions”.  This step was completed on February 11, 2005.  The Company was also required to amend its Articles to comply with the new legislation.  Coincidentally with these changes, a change in the Company’s authorized share structure was also proposed to remove any maximum number of shares which may be issued.  This change, which was not provided for under the Former Act, avoids the need for any future changes to the Company’s share structure which could become necessary as additional shares and warrants are issued.

To give effect to these changes, two special resolutions were passed by shareholders at the Annual and Special Meeting held on May 5, 2005.: 1) to delete the existing Articles of the Company in their entirety and replace them with new Articles in the form approved by the Directors and as presented to the meeting, and; 2) to alter the authorized share structure of the Company by eliminating the maximum number of common shares and preferred shares that the Company is authorized to issue.  The new articles and changes to the authorized share structure were filed with the British Columbia Registrar of Companies effective June 13, 2005.  These changes have also been filed with and acknowledged by the TSX Venture Exchange.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual and Special Meeting held on May 5, 2005, the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Form 20F Annual Report For The Fiscal Year Ended November 30, 2004 – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Investor Relations – During the second quarter, meetings were held with shareholders, brokers and fund managers.

Options Expire – New Options Granted - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee were replaced as part of the grant of new options on April 20, 2005 as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share.  The options are subject to a four-month hold period until August 21, 2005 and will expire April 20, 2015.

Please note that during the second quarter, options expired on 2,175,000 shares exercisable at $0.40 per share and then new options were granted on 2,255,000 shares exercisable at $0.40 per share resulting in a net increase during the second quarter of 80,000 share options exercisable at $0.40 per share.  Accounting policy requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter, whereas accounting policy does not allow for any corresponding reduction in stock-based compensation expense for the 2,175,000 share options that expired during the second quarter.

Related Party Transactions – As indicated above, upon the expiry of old options, on April 20, 2005, new stock options were granted to directors/officers for the purchase of 2,225,000 shares in aggregate at a price of $0.40 per share.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $13,640 for legal services during the second quarter.

NO SECURITIES WERE ISSUED DURING THE SECOND QUARTER – March 1 to May 31, 2005

Disclosure of Outstanding Share Data – At the end of the second quarter at May 31, 2005, there were 65,373,165 common shares outstanding.

THIRD QUARTER 2005 - FOR THE PERIOD ENDED AUGUST 31, 2005

During the third quarter we continued exploring the Los Zorros property in Chile as well as conducting additional generative exploration on mineral prospects in other prospective geologic districts near Copiapo, Chile.  We entered into an option agreement  to purchase an additional 95 hectares of mineral concessions situated adjacent to Exploration Area IV of the Los Zorros property.  Through July and August, we conducted a gravity geophysical survey over a portion of the Los Zorros property.  Excerpts from Company News Releases No. 8-05 and No. 9-05 provide a summary of activities and plans as follows:

NORA HIGH-GRADE GOLD TARGET, EXPLORATION AREA III, LOS ZORROS, PLANNING PHASE II DRILLING PROGRAM FOR LOS ZORROS PROPERTY, CHILE - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  Updated descriptions of the targets will be reported as details for each are finalized.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

The Phase II drilling program that is being planned is expected to entail approximately 5,000 meters of core drilling, 4,000+ meters of bulldozer trenching and accompanying geologic mapping, sampling and assaying.  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings and drilling will begin once all targets are fully defined/prepared and funding is in place.

The following Figures A through E have been referred to in this discussion:
Figure A – Generalized Target Map
Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10
Figure C – Surface Sampling - Gold Results
Figure D – Surface Sampling – Copper Results
Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10

To view these figures, go to News Release No. 8-05 at the SAMEX website at www.samex.com

Subsequent to the third quarter, we commenced trenching and sampling within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target described above.   The purpose of this exploration work is to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III (see  Figure A in News Release No.11-05 at www.samex.com, new trenches in yellow).  These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  Approximately 1,700 meters of trenches will be excavated and channel sampled.

Concurrent with the above exploration, detailed geologic mapping is under way in Exploration Area IV following the recent property acquisition there (see news release No. 6-05, June 30, 2005).  The mapping will be followed up by trenching and sampling once the bulldozer is finished in Exploration Area III/NORA target.  Results of the current program will be incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

Plans and Projections – Through the remainder of fiscal 2005, management will be working to secure $2 million in equity financings to fund continued exploration on the Los Zorros property in Chile, the Eskapa property in Bolivia, and to possibly acquire other prospects.    See note “Forward Looking Statements” at the end of this report.

Option Agreement To Purchase Additional Concessions In Los Zorros Exploration Area IV, Chile – During the second quarter we entered into a Letter Of Intent, and in the third quarter, signed a formal Purchase Option Contract (dated June 24, 2005) to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (paid June 24, 2005);

ii)

US$25,000 by December 20, 2005; (pre-paid July 20, 2005)

iii)

US$50,000 by March 20, 2006; and

iv)

US$50,000 by December 20, 2006.

The first option payment of US$75,000 was paid on June 24, 2005 and the second option payment of US$25,000 was paid on July 20, 2005, well in advance of its December due date.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Warrants Exercised – During the third quarter, warrants were exercised for the purchase of 1,000,000 shares at a price of $0.30 per share for total proceeds of $300,000 as detailed in the following table of securities issued.

SECURITIES ISSUED DURING THE THIRD QUARTER – June 1 to August 31, 2005

Outstanding shares at May 31, 2005 – 65,373,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
June 8/05	Common Shares	Exercise of Warrant	1,000,000	$0.30	$300,000	Cash	N/A

Outstanding shares at August 31, 2005 - 66,373,165

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $12,761 for legal services during the third quarter.  The Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant has been extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

Investor Relations – During the third quarter, meetings were held with shareholders, brokers and fund managers in Vancouver and Toronto.  The Company also co-hosted and co-sponsored the GOLDRUSH 21 conference described below.

GOLDRUSH 21 Conference - For a number of years, SAMEX has been an outspoken supporter of the Gold Anti-Trust Action Committee (“GATA”), a US based “not for profit” organization which promotes free and open markets for gold.  GATA’s contentions have important implications for investors within the exploration/mining sector.  In continued support of GATA, on August 8th and 9th, SAMEX co-sponsored and co-hosted the GATA GoldRush 21 conference in Dawson City, Yukon, location of the world famous “Klondike Gold Rush”.  Well known and important gold and free-market advocates attended from all over the world, including Hugo Salinas Price from Mexico, JP Schumacher from Zurich, John Embry from Toronto, Andrey Bykov from Russia, along with many other GATA supporters from 14 different countries, some as far away as South Africa and Chile.

The conference speakers focused on the importance of greater transparency and freedom in the precious-metal markets and the dangers of the continuing market manipulations that GATA has so well documented over the past six years.  James Turk, founder of the gold-electronic savings and payment system, GoldMoney, and Hugo Salinas Price, the Mexican businessman who is strongly lobbying his federal government for the re-monetization of silver within Mexico, offered the esteemed gathering several very constructive ideas to advance the re-introduction of these historic monetary metals to our modern day economies.  JP Schumacher delivered a stirring speech written by his partner, Ferdinand Lips (author of “Gold Wars”), who could not attend the conference due to health issues (which he succumbed to shortly after the conference, he will be greatly missed by all the GATA supporters).  Ferdinand affirmed his strong conviction that monetary education was a very important ingredient of any plan to help future generations grasp the importance of gold and silver as honest money and true liberty.

By all measures the conference was a great success and the “Dawson Declaration”, which resulted from the meetings and discussions, demonstrates GATA’s strong resolve to continue the struggle for freedom and liberty.  A full featured DVD is being produced encompassing the highlights of the conference and is expected to be complete before the end of the year.

Stock Options - At August 31, 2005, options were outstanding to acquire 5,375,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	March 19, 2002 Sept. 12, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	150,000 100,000 125,000 125,000 350,000	$0.20 $0.20 $1.00 $1.10 $0.40	March 19, 2007 Sept. 12, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Peter Dahl	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 75,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Robert Kell	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Larry McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	200,000 125,000 125,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Allen Leschert	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 50,000 100,000 350,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 April 20, 2005	50,000 100,000 300,000	$1.00 $1.10 $0.40	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Brenda McLean	March 19, 2002 Nov. 17, 2003 Aug 6, 2004 April 20, 2005	100,000 40,000 40,000 175,000	$0.20 $1.00 $1.10 $0.40	March 19, 2007 Nov. 17, 2008 Aug. 6, 2009 April 20, 2015
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005	30,000 55,000 50,000 30,000	$0.63 $1.00 $1.10 $0.40	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015
Bill Murphy	March 19, 2002	100,000	$0.20	March 19, 2007
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Geosupply Servicios	Sept. 12, 2002	100,000	$0.20	Oct 10, 2005
Francisco Vergara	Nov. 12, 2002 Aug. 13, 2003 Aug 6, 2004	50,000 50,000 50,000	$0.20 $0.40 $1.10	Nov. 12, 2007 Aug. 13, 2008 Aug. 6, 2009
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Leopoldo Martinez	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Oct 10, 2005 Oct 10, 2005
Manuel Avalos	Feb 3, 2004 Aug 6, 2004	50,000 50,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009
Jean Nicholl	Feb 3, 2004 Aug 6, 2004	25,000 15,000	$1.00 $1.10	Feb. 3, 2009 Aug. 6, 2009

Disclosure of Outstanding Share Data – At the end of the third quarter at August 31, 2005, there were 66,373,165 common shares outstanding.  At the date of this report (October 26, 2005) there were 66,423,165 common shares outstanding

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

SUBSEQUENT TO THE THIRD QUARTER

Extension Of Warrant Terms - The Company extended the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005, but the term of the warrant has been extended for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

The Company extended the term of warrants exercisable for the purchase of 415,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 27, 2005, but the term of the warrant has been extended for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 700,000 shares at a price of $0.80 per share.  The warrants were originally issued with a two year term expiring November 7, 2005, but the term of the warrant has been extended for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

The Company extended the term of warrants exercisable for the purchase of 500,000 shares at a price of $1.05 per share.  The warrants were originally issued with a two year term expiring November 28, 2005, but the term of the warrant has been extended for a period of one year until November 28, 2006.   The exercise price of the warrants will remain at $1.05 per share.

Stock Options Terminated – Subsequent to the third quarter, options to acquire 200,000 shares were terminated October 10, 2005.

Stock Options Exercised – Subsequent to the third quarter, a director/officer of the Company exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share.

SECURITIES ISSUED SUBSEQUENT TO THE THIRD QUARTER

Outstanding shares at August 31, 2005 - 66,373,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Sep 21/05	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A

Outstanding shares at October 26, 2005 - 66,423,165

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the third quarter ended August 31, 2005.  The discussion should be read in conjunction with the consolidated financial statements to August 31, 2005 and the related notes included in this quarterly report.  NOTICE: THESE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER ENDED AUGUST 31, 2005 HAVE NOT BEEN REVIEWED BY OUR AUDITOR.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

Our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

The cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations; and

d)

our ability to identify and exploit commercial deposits of mineralization;

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties;

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

The competitive demand for quality mineral exploration properties;

b)

Political and regulatory climate in countries where properties of interest are located;

c)

Regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities;

e)

the cost of acquiring and maintaining our mineral properties;

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold and other precious metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to improvements in the general demand for and the prices of precious and base metals and a corresponding improvement in the market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next succeeding fiscal year and thereafter so long as we continue in our present business of mineral exploration.  Over the past year, the prices of precious metals have experienced increases, but remain volatile, as has the general market for the shares of junior exploration companies.  There has also been a significant increase in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled “Forward Looking Statements” at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 2 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments which is described in note 7(d) to our consolidated financial statements. We now record any stock options granted after December 1, 2002 as a compensation expense.  Prior to this change, we accounted for all stock-based compensation using the settlement method.  Under the settlement method, no compensation cost is required to be recorded for stock-based employee compensation awards when the options were granted at market prices.  Consideration paid by employees on the exercise of stock options is recorded as share capital.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date has been determined using the Black-Scholes option pricing model.  A stock-based compensation expense of $830,742 was recorded in the statement of operations for the second quarter ended May 31, 2005 in relation to the grant of 2,255,000 options during the second quarter.  Please note that these new options were granted in-part to replace 2,175,000 share options that expired during the second quarter.  The expiry of 2,175,000 share options exercisable at $0.40 per share and then the grant of new options on 2,255,000 shares exercisable at $0.40 per share resulted in a net increase during the second quarter of 80,000 share options exercisable at $0.40 per share.  Accounting policy requires a stock-based compensation expense of $830,742 to be recorded in the statement of operations in relation to the 2,255,000 share options granted during the second quarter, whereas accounting policy does not allow for any corresponding reduction in stock-based compensation expense for the 2,175,000 share options that expired during the second quarter.  No options were granted during the third quarter.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	November 30, 2004	November 30, 2003	November 30, 2002

Revenue	$ -	$ -	$ -
Net loss from operations	(1,803,635)	(1,013,414)	(570,612)
Net loss for the year	(1,833,879)	(1,028,014)	(586,796)
Net loss per share	(0.03)	(0.02)	(0.01)
Total assets	6,181,545	5,394,055	1,472,856
Long-term liabilities	-	-	-

Quarterly Results	Quarter Ending
	Aug 31, 2005	May 31, 2005	Feb 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003
Revenue	-	-	-	-	-	-	-	-
Net loss	(184,966)	(1,005,279)	(153,498)	(808,752)	(521,495)	(217,312)	(286,320)	(637,585)
Net loss / share	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.01)

The larger net losses are mainly due to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, a stock-based compensation expense of $830,742 was recorded for the second quarter ended May 31, 2005 in relation to the grant of 2,255,000 options during that quarter.  Please note that under current accounting policy, no corresponding reduction in stock-based compensation expenses was allowed for the 2,175,000 share options that expired during that same quarter.

Operating Results

During the first quarter of fiscal 2005 we were principally involved in exploration work on our Los Zorros property in Chile including bulldozer trenching, core drilling with two drill rigs, core logging, sampling and assaying.  In December, we completed our first-phase reconnaissance drilling and trenching program in Exploration Areas I, II and III, that had been in progress since July of 2004.  This first-phase program involved 8,617 meters of core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.  Mineral interests and exploration expenditures on the Los Zorros property have totaled more than $2,200,000 over the past year.  With drilling and trenching completed in December, we then began the detailed work of analyzing, compiling, evaluating and interpreting the vast amount of data from the trenching and drilling program that had been ongoing since July of 2004.  (See section “Mineral Exploration Properties” for details concerning the “Los Zorros Property”).  We also had limited expenditures related to our mineral properties in Bolivia during the first quarter of 2005.  At the end of fiscal 2004, costs had been written off on the El Desierto, Santa Isabel, Wara Wara, Walter, and Yaretani properties in Bolivia since no current exploration was being conducted on these properties.  These properties were written down to a nominal value of $1,000 each at November 30, 2004.  During the first quarter of 2005, we made additional expenditures related to our Bolivian properties, mainly involving the payment of annual patents on our mineral concessions and on administrative and maintenance functions.  A total of $438,454 was expended on mineral interests and exploration costs during the first quarter ended February 28, 2005.

During the second quarter of 2005, we were primarily involved in continuing with the detailed work of data compilation and the drafting of drill sections, cross-sections, geologic profiles and maps incorporating the vast amount of data gleaned from the trenching and drilling program at the Los Zorros property in Chile over the past year.  This information will be used to plan the phase-two exploration drill program to follow-up on targets identified in the phase-one program.  We also constructed a drill core storage facility at our field camp at Los Zorros in preparation for the phase-two exploration drill program.  In addition, we were also conducting an ongoing generative program examining quality mineral prospects within the important geologic belts both north and south of Copiapo, Chile.  For very minimal expenditures, through staking and government auctions, we have acquired mineral concessions over a gold prospect and a silver prospect.  In Bolivia, administrative and planning activities were underway at our Eskapa precious metal prospect in preparation for the refurbishing and expansion of our exploration camp and the repair and expansion of access roads to facilitate the next phase of drill testing at a later date.  A total of $237,339 was expended on mineral interests and exploration costs during the second quarter ended May 31, 2005.

During the third quarter of fiscal 2005 we were principally involved in continued exploration on the Los Zorros property in Chile as well as conducting additional generative exploration in other prospective geologic districts near Copiapo, Chile.    A Phase II exploration drilling program is in the process of being planned for the Los Zorros property.  In preparation, we re-logged core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  We also entered into an option agreement to purchase an additional 95 hectares of mineral concessions adjacent to Exploration Area IV of the Los Zorros property.

Mineral interests and exploration costs for the third quarter ended August 31, 2005 totaled $349,669 as compared to $384,165 during the third quarter of 2004.  Our assets categorized in the consolidated financial statements as “Mineral Interests and Deferred Exploration Costs” increased to $4,828,791 at August 31, 2005 from $2,690,673 at August 31, 2004 due to significant exploration and drilling expenditures we made during the later part of 2004.

Due to the significant expenditures during the later part of 2004, the amount of cash on hand at August 31, 2005 was $911,822 compared to $3,483,545 at August 31, 2004.   At August 31, 2005, we were debt-free, apart from $16,361 accounts payable compared to accounts payable of $6,115 at August 31, 2004.

The following comments are related to certain categories in the consolidated financial statements for the third quarter ending August 31, 2005:

Consolidated Balance Sheet

“Advances and Other Assets” - includes $33,829 which reflects the value of 2,027.327 grams of gold the Company held at August 31, 2005

“Accounts Payable” – $16,361 consists of general trade payables

“Share Capital” – Authorized, No Maximum - effective June 13, 2005 the authorized share structure of the Company was altered by eliminating the maximum number of common shares and preferred shares the Company is authorized to issue (see Management Discussion for the Second Quarter – “Changes to the Articles and the Authorized Share Structure of the Company”).

Consolidated Statements of Operations and Deficit

“Audit” – The negative amount, $(4,277) relates to the recoverable G.S.T. tax portion of audit invoices.

“Mineral Interests Administration, Investigation and Evaluation” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties (for example generative exploration or investigating and evaluating mineral properties not owned by the Company).

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.  The increase in this category over 2004 is due in-part to a fee increase for bookkeeping/accounting in 2005.

Consolidated Statements of Mineral Interests and Deferred Exploration Costs

“Geology, Mapping and Surveys” – includes salaries for geologists and support staff working on properties.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any material revenue from operations during the third quarter ended August 31, 2005.  We realized a net loss of $184,966 for the quarter ended August 31, 2005 or $0.00 per share compared to a net loss at the quarter ended August 31, 2004 of $521,495 or $0.01 per share.  The larger net loss for the third quarter of fiscal 2004 was mainly due to stock-based compensation expenses of $370,954 related to stock options granted during that quarter.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no material source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to aggressively pursue both the acquisition of mineral properties which we consider to be highly prospective for gold, silver and other metals and to aggressively explore our current properties, particularly the Los Zorros and the Eskapa properties, subject to the availability of funds.  We will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources will be sufficient to fund operations as currently anticipated for the remainder of this fiscal year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During 2003 and 2004, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for precious metal exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During the first quarter of fiscal 2005, proceeds of $30,300 were raised from the exercise of warrants for the purchase of 100,750 shares.  During the third quarter ended August 31, 2005, warrants were exercised for the purchase of 1,000,000 shares at a price of $0.30 per share which raised total proceeds of $300,000.

Use Of Proceeds For Fiscal 2003, 2004 and 2005 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.  In addition, during fiscal 2005, cumulative expenditures on our mineral properties totaled $1,025,462 to the end of the third quarter at August 31, 2005 ($438,454 for the first quarter; $237,339 for the second quarter; and $349,669 for the third quarter).

Anticipated Capital Requirements  - We anticipate that we will be able to fund our ongoing operations through the remainder of fiscal 2005 from funds on hand.  In relation to our proposed exploration programs, management will work to secure $2 million+ in equity financings to fund continued exploration on the Los Zorros property, Eskapa property and possibly other SAMEX prospects.   While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business.  See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations as of August 31, 2005, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Hochschild Option (1) Option Payments Advance Royalty(italics) San Estaban Option (2) Option Payments	US$150,000 US$100,000	US$50,000 US$50,000	US$100,000 US$100,000 US$50,000	US$200,000	US$200,000
Capital (Finances) Lease Obligations	NIL
Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$250,000	US$100,000	US$150,000 Advance Royalty US$100,000	Advance Royalty US$200,000	Advance Royalty US$200,000

(1) These are option payments pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract Covering Mining Concessions dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A..  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  The Advance Royalty payments (which would be recoverable from future royalty payments) would be required if the property was not in production by December 31, 2007 (see “Mineral Property Summaries” – “Los Zorros Property” for details).

(2) These are option payments pursuant to an option to purchase mineral property forming part of our Los Zorros Property under the Unilateral Purchase Option Contract dated June 21, 2004, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “Los Zorros Property” for details)

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies weakened over the past several months, even though precious metal and base metal prices increased.  We anticipate that the price of gold, silver and other metals will continue to strengthen over the next year which should enable us to secure additional equity financing.  We anticipate that the continued strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities within a particular fiscal period and do not plan to conduct exploration activities within the current fiscal period, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Employees, Salaries, Payment to Related Party - During the first-half of the third quarter of fiscal 2005, we had 21 employees, the majority of which were involved in the exploration activity on our Los Zorros prospect in Chile.   During the last-half of the third quarter, the number of employees had been reduced to 19.  By comparison, we had 21 employees during the third quarter of 2004.  Salaries, for employees who are also directors or officers of the Company, totaled $100,169 for the third quarter ended August 31, 2005 as compared to $102,925 for the third quarter of 2004.  During the third quarter ended August 31, 2005, legal fees of $12,761 were paid to Leschert & Company Law Corporation, a legal firm controlled by one of our directors.

Audit Committee & Compensation Committee - Our Audit Committee is composed of Peter Dahl and Allen Leschert (non-executive directors of the Company) and director, Larry McLean (the Vice-President, Operations and Chief Financial Officer of the Company).  The audit committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may from time to time request.

MINERAL PROPERTY SUMMARIES

(listed alphabetically)

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at elevations ranging from about 3,800 to 4,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property covers a trend of eroded stratovolcanoes and range-front fault structures along the Bolivian/Chilean border.  The property is within a geologic belt extending through Peru, Chile, and Argentina that is renowned for acid-sulfate gold-silver-copper deposits and some of the world’s largest porphyry copper mines.  Exploration at El Desierto is focused on delineating targets for epithermal gold ore bodies and for porphyry copper deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  We continue to maintain a reduced portion of the El Desierto claims (3,894 hectares) for further evaluation subject to the availability of financing or other joint venture agreements.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.  SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Exploration Costs since 1995 totaling $1,257,098 at May 31, 2005.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003[paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000.  We plan to resume exploration on the Eskapa precious metal prospect during 2005.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Emibol S.A. paid all costs for the staking of these concessions and under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees of approximately (depends upon US$/Boliviano exchange rate) US$2.00 per hectare must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have more than 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of several bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date. (We have changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described “Targets I through VII” are now referred to as “Exploration Areas I through VII”.  Within each “Exploration Area”, there may occur unique areas of focus that will be alphabetically labeled “Targets A, B, C” etc. or, for example, “NORA Target”.

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover  more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries of each of the Exploration Areas identified thus far and exploration results obtained to-date:

Exploration Area I – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with phase-two drilling after further analysis of phase-one drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section.

Exploration Area II – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.  An additional prospective area may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

Phase-one reconnaissance drilling and trenching in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Following are brief summaries of Targets A, B, C and D in Exploration Area II (for details and tables of significant geochemical analytical results please see News Release No. 1-05 in the News Release section):

Target A - Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results in News Release No. 1-05).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold. (NOTE - Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt))

Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a “blind” discovery crossed by two holes, ML-04-06 and F-04-02.   Drill hole ML-04-06 was drilled 600 meters west of Target A.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (see weighted average geochemical results in News Release No. 1-05) of prominently anomalous amounts of pathfinder metals mercury and arsenic, suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.

Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03 (300 meters north of Target A).  The hole was drilled in covered pampa to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters.  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz –pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), are also present over numerous, some long, intervals (see weighted average geochemical results in News Release No. 1-05).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Target D - Trenching and sampling conducted 1500 meters west of Target A, exposed gold mineralization hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  A series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (0.207grams/metric tonne over 36 meters and 0.326 grams/metric tonne over 180 meters)) over a combined true length of approximately 200 meters (see weighted average geochemical results in News Release No. 1-05).  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.

Exploration Area III - Exploration Area III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The area has been geologically mapped and veins have been sampled in most exposures.  Numerous bulldozer trenches have been completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width meters	Gold ppm*	Silver ppm*	Copper ppm
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

       * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table following), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Gold ppm*
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

    * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% copper, 120 g/mt silver, and 7 g/mt gold).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.  Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.

Targets A, B, C, and D - For details on Targets A, B, C and D in Exploration Area III, please see News Release No. 2-05 dated April 5, 2005 in the News Release section.

Target E – Target E in Exploration Area III is a new and intriguing high-grade occurrence of gold mineralization that was intersected by core drilling (DDH-N-04-05) and represents a blind discovery.  The occurrence is comprised of two high-grade intervals, each having true widths of 1.53 meters, and containing 35.4 g/mt and 40.1 g/mt gold, respectively.  These intervals are positioned in the marginal parts to a black-matrix breccia within an altered and sulfide-mineralized, fragmented porphyritic diorite sill.  The average grade of the intersected black-matrix breccia interval is 15.96 g/mt gold over a true width of 7.66 meters.  Follow-up fire-screen assay analyses (see Table 1 below), using reject material, returned a higher grade of 19.88 g/mt (0.64 oz/mt over 25.12 ft.) and also shows the gold is mostly contained within the fine-grained size fraction (-150 mesh) likely associated with the disseminated sulfide minerals (pyrite and some chalcopyrite).  Alteration within the breccia interval includes strong pyritization with clay alteration and silicification.  The black matrix coloration may reflect a carbonaceous (organic) content (component).  A greenish colored, clay alteration envelope was noted during logging and may be related to the gold mineralizing processes, but this possible relationship needs further evaluation.

Table 1 – Check Fire-Screen Re-Assay Results – DDH-N-04-05 (Target E)

Sample no.	From To	Total Sample Weight	Au grade Combined Size Fractions – Wt. Average Two Analyses	Au grade Fine Fraction –approx. -150 mesh	Weight Fine Fraction – approx. -150 mesh	Au grade Coarse Fraction – approx. +150 mesh	Weight Coarse Fraction – approx. +150 mesh	Check Assay – 1 Fine Fraction approx. -150 mesh	Check Assay – 2 Fine Fraction approx. -150 mesh
	m.	g	g/mt	g/mt	g	g/mt	g	g/mt	g/mt
N-04-05-101	230.0-232.0	995.45	43.80	39.1	953.50	151.00	41.95	40.0	38.2
N-04-05-102	232.0-233.4	1007.12	0.110	0.12	960.20	<0.05	46.92	0.13	0.11
N-04-103	233.4-235.0		<0.050 orig. assay
N-04-05-104	235.0-238.0	975.82	4.580	2.800	925.80	37.50	50.02	2.99	2.60
N-04-05-105	238.0-240.0	982.50	48.60	37.90	930.50	241.000	52.00	34.80	40.90
Weighted average	10.00	3960.89	19.877	16.265	3770.0	89.665	190.89	15.88	16.62

The black-matrix, brecciated porphyritic diorite sill with disseminated pyrite and chalcopyrite of Target E comprises a new and different type of geologic occurrence for gold mineralization on the Los Zorros property which is very intriguing for its high-grade gold content and good width characteristics [15.96 g/mt over 7.66 meters true width].

Excerpts from recent News Releases No. 8-05 and No. 9-05 provide additional information concerning the targets in Exploration Area III as follows:

NORA HIGH-GRADE GOLD TARGET, EXPLORATION AREA III, LOS ZORROS, PLANNING PHASE II DRILLING PROGRAM FOR LOS ZORROS PROPERTY, CHILE - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  Updated descriptions of the targets will be reported as details for each are finalized.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).  The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer (0.51 oz/mt ) extends beneath much of this prospective area, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

The Phase II drilling program that is being planned is expected to entail approximately 5,000 meters of core drilling, 4,000+ meters of bulldozer trenching and accompanying geologic mapping, sampling and assaying.  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings and drilling will begin once all targets are fully defined/prepared and funding is in place.

The following Figures A through E have been referred to in this discussion:
Figure A – Generalized Target Map
Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10
Figure C – Surface Sampling - Gold Results
Figure D – Surface Sampling – Copper Results
Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10

To view these figures, go to News Release No. 8-05 at the SAMEX website at www.samex.com

In summary, results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  SAMEX’s understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.

Exploration Areas IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling and trenching:

Exploration Area IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.  On June 24, 2005, we entered into an option agreement to purchase an additional 95 hectares of mineral concessions situated adjacent to Exploration Area IV (See “Unilateral Purchase Option Contract dated June 24, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A.” detailed later in this report).

Exploration Area V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

Exploration Area VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04).

Exploration Area VII – An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

The Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.

We hold an interest in approximately 7,895 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by two purchase option contracts (209 hectares and 95 hectares).  Details of the purchase agreement and the two purchase option contracts are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the “Los Zorros” district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. - On November 6, 2003, we signed a formal Option Agreement and made the first option payment to acquire mineral concessions covering approximately 209 hectares in the Los Zoros district.  Under the Option, SAMEX can acquire the concessions by making option payments totaling US$230,000 as follows:

i)

US$30,000 upon signing of the Option Agreement (which has been paid).

ii)

US$50,000 by October 31, 2004 (which has been paid);

iii)

US$50,000 by October 31, 2005;

iv)

US$100,000 by October 31, 2006.

The concessions are subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  The concessions are subject to Advance Royalty payments to a maximum of US$500,000 payable as follows:

i)

US$100,000 on December 31, 2007;

ii)

US$100,000 on December 31, 2008;

iii)

US$100,000 on December 31, 2009;

iv)

US$100,000 on December 31, 2010;

v)

US$100,000 on December 31, 2011.

All Advance Royalty payments would be recoverable through deductions from future N.S.R. Royalty payments.  SAMEX has an option to buyout the complete N.S.R. Royalty at any time for US$1,800,000.

Unilateral Purchase Option Contract dated June 24, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. – SAMEX entered into an option agreement to purchase additional mineral concessions situated within the Los Zorros district.  Under the option, SAMEX can acquire concessions covering approximately 95 hectares by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (paid June 24, 2005);

ii)

US$25,000 by December 20, 2005; (paid July 20, 2005)

iii)

US$50,000 by March 20, 2006; and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.   Patent fees must be paid annually to the Chilean government in order to maintain the mining concessions.    Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month (30,337 Chilean Pesos for the month of May 2005).   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare ( ex. May 2005 M.T.U. was 30,337 x 1/10th = 3,033.7 Chilean Pesos per hectare [approximately US$5.26 per hectare]).   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare ( ex. May 2005 M.T.U. was 30,337 x 1/50th = 606.7 Chilean Pesos per hectare [approximately US$1.05 per hectare]).

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. intends to suspend any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action. While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00.  Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of approximately US$2.00 per hectare must be paid annually to maintain the mining concessions.

NEWS RELEASES

News Release No. 1-04 dated March 25, 2004

EXPLORATION UPDATE – EL ZORRO PROSPECT, CHILE - SAMEX’s on-going exploration within the El Zorro district in Chile has identified five highly prospective mineralized target areas to-date.  Target areas II through V encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend that arcs around a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Target area I).  Additional target areas may yet be identified as exploration continues.  To better reflect the prospect area’s multiple target nature, the name of the project is being changed to plural form, Los Zorros (“The Foxes”).  The Company has increased its land holdings to more than 42 square-kilometers by staking adjacent concessions and is well-funded to conduct the exploration outlined below.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying (+600 samples to-date), surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types is being undertaken to help interpret the mineralization.  Bulldozer trenching will facilitate further sampling and mapping to assist with drill-target definition.  Geophysical surveys are also being considered to help further define the extent of the targets beneath covered areas.  The characteristics of specific drill targets will be described in detail in future news releases prior to the commencement of drilling.  The focus of the upcoming first-phase exploration drilling program will be to gain important geological information regarding the tenor, style and controls of mineralization and to test these various target areas for economic gold-silver-copper mineralization.  The first-phase drill program is expected to consist of at least 5,000 meters of core drilling in +20 holes of varying depth.  The areas producing the most promising results will then be followed-up with further evaluations.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The targets are geologically diverse and include: porphyry-hosted copper-gold (Target I), gold-copper-silver-bearing barite vein swarms (Targets III and V), gold-silver-copper-mineralized breccia bodies (Target IV), and epithermal mantos-hosted gold (Target II).  Emplacement of altered/copper-gold-mineralized quartz-eye porphyry centered on the property, may have been controlled by dilational opening (extension) produced by the stress-strain regime of the regional Atacama Fault system.  The vein swarm mineralization appears to comprise an extensive sigmoidal-loop (S-shaped) fracture system produced by wrench movements between large-scale regional faulting.  The gold-mineralized breccia and mantos likely represent later stages of the above mineralizing events.

Below are initial summaries of each of the five target areas identified thus far:

Target I – Target I occurs in a younger, altered quartz-eye porphyritic intrusion which consistently hosts variable amounts of oxide-copper mineralization (typically 0.05% to >0.2% copper) and locally associated anomalous gold (0.2 to 0.8 g/mt) and elevated molybdenum (4 to 82 ppm).  The area of mineralized porphyry exposures is +800 by +700 meters and is mostly in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Seventy-eight surface rock chip samples from this area average approximately 0.23% copper and 0.16 g/t gold.  Higher grade zones contain from 1% to 3.5% copper over widths of several meters and are controlled by north- and northwest-trending structures.  Sampling of a 51-meter-long exposure of supergene-leached, strongly altered, quartz porphyry along an old bulldozer cut averaged 0.58g/mt gold, 507 ppm (0.05%) copper, and 17 ppm molybdenum (17 samples).  The samples were taken as three-meter long, continuous horizontal channel cuts.  The geochemical analyses also demonstrate a consistently even distribution of the anomalous gold and copper values and elevated levels of molybdenum from sample to sample across the entire exposure length.  Additional bulldozer trenching and sampling is planned.  The area of the altered quartz-eye porphyry will likely be expanded by exploration beneath volcaniclastic rocks, diorite sills and shallow pampa cover.  The intrusion offers the possibility of containing a large, bulk-tonnage copper-gold deposit where alteration and copper mineralization are more intensely developed.  The target’s characteristics and size might prove typical of a Chilean porphyry copper deposit.  The quartz-eye porphyry intrusion may be the mineralizing source to the adjacent six-kilometer trend of mineralized mantos, vein swarms, and breccia targets described below.  Geophysical methods to investigate the previously unknown mineralized intrusion, especially in covered areas, are being evaluated.

Target II – Target II is comprised of several prospective areas: first, an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  Limited previous exploration work by other parties indicates that multiple gold-mineralized intervals are distributed over a package thickness of approximately +80-meters with several of the individual intervals having thicknesses of +20 meters and respective average grades ranging between 0.3 to 1.250 g/t gold.  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

Just to the east and northeast, a second area, 1500 meters long by +300-meters across, has exposed alteration in porphyritic rocks (subvolcanic intrusion and tuffs, diorite sill) similar in appearance to the alteration associated with the gold mineralization of the small mine workings.  Reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite over the large area show common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contain weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.  Also in this second area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).  This mantos-style mineralization can be traced almost continuously for 1000-meters strike length and historically was locally mined and prospected in many places for copper, silver and gold and barite.

A third prospective area 400 meters long by 300 meters wide may occur in down-dropped fault blocks to the south of the small mine workings where favourable stratigraphic intervals are concealed beneath capping siliclastic and volcaniclastic sedimentary rocks.

SAMEX is currently conducting geologic mapping and sampling of these three areas in Target II as part of an evaluation to determine: (a) if the exposed, extensive clay-alteration and silicification to the east and northeast of the mine is possibly signalling the presence, at depth, of significant gold-mineralization hosted in altered igneous and volcanic rocks; and (b) if mantos intervals similar to that exposed at the small mine workings are at shallow depth beneath cap rock.  The mineralized mantos layer, outlying strong alteration and widespread anomalous silver, elevated gold, high sodium content of altered rocks of the areas comprising Target II may represent the overlying halo to deeper seated copper-gold deposits of the Punta del Cobre and Candelaria types; or gold deposit of the Andacollo type.  Initial core drilling will re-test the small mine workings to better determine the number of mineralized intervals, grades, associated widths, and character of gold mineralization.  The mantos style of gold mineralization of Target II certainly bears some similarities to that at the Andocollo gold mine near La Serena, Chile where estimated remaining reserves are reported at 85 million metric tonnes with an average grade of 1.0 to 1.2 grams/tonne gold (+/-3 million contained ounces).

Target III – Target III is a large area hosting a complex swarm of numerous barite veins which have been historically mined in many places on a small scale for gold and barite.  The vein swarm occurs over an area of approximately 1500 meters long by +600 meters across.  Principal veins are one to over two meters wide.  The gold occurs with limonite and oxide-copper minerals which locally occur in abundance with the coarse-bladed barite.  Recent sinking of a shaft down along one of the veins by local miners found that, at depth, the veins are comprised of chalcocite and pyrite with minor amounts of covellite in barite and quartz gangue.  Chip samples across the vein in this shaft contain 7 g/mt gold, 4% copper, and 120 g/mt silver over a width of 1.5 meters.  Wall rock to the veins in the shaft is pervasively pyrite-sericite-altered diorite with minor veinlets of quartz-pyrite with minor chalcocite and relic chalcopyrite.  SAMEX is currently mapping and sampling the entire vein swarm as part of an evaluation to determining if the vein swarm at depth might comprise a very large, bulk-tonnage target of low-grade gold-copper mineralization hosted by major and minor gold-bearing, copper-sulfide veins and stockwork-veinleted, altered intrusive wallrock.

Target IV - Target IV is a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and diorite rocks.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.  SAMEX is seeking to acquire an additional concession adjacent to this area.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint (?)) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  SAMEX drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

Target V - Target V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historical barite mining activity to shallow depths (+/- 15 meters), focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

The Los Zorros project contains many large-sized gold and copper-gold targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million tonnes grading 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes grading 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of six working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros prospects and continue generative work toward identifying other properties for acquisition.

News Release No. 2-04 dated June 11, 2004

EXPLORATION UPDATE – TARGET I - LOS ZORROS PROPERTY, CHILE - Over the past several months, SAMEX has advanced multiple targets in the Los Zorros district, with exploration including extensive geologic mapping, over 5,000 meters of bulldozer trenching in 36 trenches, and more than 780 additional samples/assays (3-meter rock-chip samples) increasing the total to over 1,400 samples to-date.  Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects.  The targets/projects are being advanced in preparation for the first stage of exploration core drilling which is tentatively scheduled to commence in mid-July.  Future news releases/exploration updates on the Los Zorros property will be spaced to deal with only one or two targets/projects at a time for the sake of brevity and clarity.

Target I - This news release is an update on the Target I area where trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Cu %	Average Au ppm	Average Mo ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18
P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects in the Target I area have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.  The copper-gold-molybdenum geochemical signature suggests a porphyry copper source with possible affinity to the Andacollo type.  Based on the large areal dimensions of the copper-gold-moly anomaly, the target is permissive for a very sizeable deposit postulated to be in the size and grade range of  +250 million metric tons with +0.65% copper and 0.25 grams/mt gold.  The proposed core drilling will start to test beneath the copper-gold-moly anomaly for a deposit of this size, grade and style of mineralization at shallow depth.  The drilling will also examine whether a copper-enriched, upper zone (chalcocite blanket) of significant thickness, extent, and grade was developed capping the target mineralization and, if the target represents the outer shell to the side or above a major porphyry copper intrusion.

News Release No. 3-04 dated June 11, 2004

EXPLORATION UPDATE – TARGET III - LOS ZORROS PROPERTY, CHILE - Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size, and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target III area.

Target III – The Target III area has been geologically mapped and veins have been sampled in most exposures.  Five bulldozer trenches totaling 420 meters were also completed and sampled as three meter-long channel cuts.  Detailed geologic mapping and geochemical analytical results together outline a target area 1200 by 800 meters of principal gold-bearing barite veins which comprise a complex swarm cutting across limestone, sedimentary and volcanic rocks and underlying diorite sill.  The area is being explored for several types of bulk-tonnage, gold-silver and gold-silver-copper sulfide deposits including Candelaria-type gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization.

Veins of the swarm within sedimentary/volcanic rocks are composed of coarse-bladed barite, minor quartz, with interstitial oxide-iron and -copper minerals and range in width from tenths-of-meters to several meters.  In many places, the veins were prospected and locally mined for free gold to the shallow depths where the water table was encountered.  Sampling has shown that all of the oxidized barite veins carry anomalous to moderately high amounts of gold; many, in addition, also contain significant amounts of copper and silver as shown in the following table of weighted average grades for 181 samples across the veins:

	Width (Meters)	Gold (grams/tonne)	Silver (grams/tonne)	Copper (ppm)
Maximum Value	3.1	17.8	32.1	58,600
Minimum Value	0.1	0.01	0.01	3
Average	0.82
Weighted Average Grade		1.35	3.5	3,721

In places where the vein zones are exposed at the surface in diorite sill (beneath the overlying sedimentary/volcanic rocks), much-broader widths of hematite-silica-clay alteration is formed.  Trenching has shown that these oxidized zones in sill attain appreciable widths and carry anomalous gold (see table below), with many samples containing weakly anomalous silver, copper, and mercury.

Trench	Number of Samples Over Length in Meters	Average Au ppm
TN1	14 samples over 42 meters	0.267
TN2 including	34 samples over 102 meters 5 samples over 15 meters	0.389 1.204
TN3	26 samples over 78 meters	0.472
TN4	13 samples over 63 meters	0.202
TN5	22 samples over 66 meters	0.245

 Below strong oxidation effects toward the bottom of a 20-meter deep shaft sunk at the south end of the swarm, the vein is comprised of covellite-chalcocite-pyrite with discernable sparse relict chalcopyrite (1.5 meters wide grading 4% Cu, 120 g/mt Ag, and 7 g/mt Au).  The wallrock to this vein is pervasively pyrite-sericite-clay altered and cut by minor quartz-barite veins and veinlets.  The extent, abundance and complexity of principal veins comprising the swarm, plus their well-mineralized nature, may indicate proximity to a large-sized source system preserved at depth. Hence, the vein swarm is interpreted to represent leakage of mineralizing solutions upward through the thick diorite sill and sedimentary/volcanic rocks from a deep-seated porphyry copper intrusion (?).

The geologic setting of the vein swarm leads to consideration of several, bulk-tonnage, target deposit types.  Gold-silver-bearing, copper sulfide mineralization could have been deposited in considerable amounts as vein/stockwork in altered parts of the diorite sill.  Thick intervals of stacked lenses of mantos replacement and associated fracture-controlled/breccia-hosted, gold-copper-sulfide mineralization could be formed within the sedimentary/volcanic section below and possibly above the diorite sill.  This latter Candelaria-type target could comprise deposits perhaps cumulatively containing +250 million metric tons grading 0.75% to 1.0% copper, 0.250 g/mt gold, and 2-3 g/mt silver.  Of interest, an indication of the presence of manto-style mineralization above the sill has been observed in mine dump samples of black limestone which contain chalcopyrite stringer veinlets and disseminated bornite (1.61% Cu, 32.1 g/mt Ag, and 0.012 g/mt Au).  The target size of the concentrated areas of copper sulfide veins and veinlets in altered diorite could amount to +150 million metric tons perhaps with an average grade of +0.75 to 1% Cu, +0.5 g/mt gold, and +6 g/mt silver.  Drilling will be designed to penetrate down across areas of most-complicated and abundant veining to test for a bulk-tonnage-type gold-copper-silver sulfide deposit within strongly altered and potentially well-mineralized diorite sill and then continue below the sill into the sedimentary section to search for a Candelaria-type deposit.

News Release No. 4-04 dated July 7, 2004

EXPLORATION UPDATE – TARGET VI - LOS ZORROS PROPERTY, CHILE - Seven target/project areas have been identified to–date within the Company’s Los Zorros land holdings which cover more than 42 square kilometers.  Due to the extensive size and character of the alteration and mineralization of each individual area, the targets are being explored as individual projects. This news release is an update on the Target VI area and an additional new area of exploration interest.

Target VI – Initial geologic mapping has defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  Future exploration work will advance Target VI to planning initial core drilling and may include: systematic trenching across the core area, considerable rock chip and channel sampling, and IP surveys.

The Target VI area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  A portion of this area was previously included as a part of Target II, but as a result of continuing exploration, this epithermal gold-silver (-copper) mineralized system has been separately outlined and now comprises Target VI (for previously reported reconnaissance geochemical results from a portion of this area, see news release No.1-04, “Target II …a second area…”).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  Much of the most-intense core of the alteration, where the diorite sill is pervasively affected, is partially concealed to the west beneath pampa cover, but appears to be at least 500 meters by 500 meters in size.

Numerous prominent zones of alteration, from several meters to over 20 meters wide, extend great distances north and south from the core along predominately north-south structures.  Closer to the core, these zones reach widths of 50 to +100-meters across.  The zones are displaced locally with minor fault offsets, and gradually become narrow, separated by increasing widths of little-altered diorite progressively away from the core.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling has been extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury as follows:

59 Samples (5-Meter Chip Channel Samples) Over 295 Meters
	Range	Average Value
Gold	0.020 to 0.464 ppm	0.074 ppm (= 0.074 grams/mt*) gold
Silver	0.5 to 3.3 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	5 to 243 ppm	67 ppm copper
Mercury	<0.01 to 0.440 ppm	<0.053 ppm mercury
Sodium	3.86 to 5.67%	4.71% sodium
Including 10 samples over 50 meters
	Range	Average Value
Gold	0.114 to 0.464 ppm	0.184 ppm (= 0.184 grams/mt*) gold
Silver	0.5 to 1.9 ppm	1.2 ppm (= 1.2 grams/mt*) silver
Copper	26 to 243 ppm	Average 131 ppm copper
Mercury	<0.01 to 0.07 ppm	Average <0.02 ppm mercury
Sodium	4.75 to 5.56%	Average 5.21 % sodium

21 Samples Over Intervals From 1 to 5 Meters (Samples ML171-189)
	Range	Average Value
Gold	0.010 to 0.141 ppm	0.038 ppm (= 0.038 grams/mt*) gold
Silver	<0.5 to 3.4 ppm	1.7 ppm (= 1.7 grams/mt*) silver
Copper	9 to 146 ppm	Average 45 ppm copper
Mercury	0.02 to 0.15 ppm	Average 0.048 ppm mercury
Sodium	2.69 to 4.71%	Average 4.63 % sodium

* Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne

New Area of Exploration Interest – An additional new area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Target VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in the Target VI area.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Target VI.

The Los Zorros project contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for the Company.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/t gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/t gold, 3.1 g/t silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, the exploration effort to design the first-phase drill program is still in progress and the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company’s field office in Copiapo, Chile.  SAMEX is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

News Release No. 5-04 dated July 28, 2004

EXPLORATION DRILLING HAS COMMENCED AT THE LOS ZORROS PROPERTY, CHILE - SAMEX has commenced a 5,000-meter core drilling program on its Los Zorros property in Chile.  The drilling contract is being carried out by Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International.  Two rigs are being used to drill +/-15 core holes to depths varying from 250 to 350 meters.  Several holes may be continued to depths of up to 500 meters.

This first-phase reconnaissance drilling will begin to test the nature of parts of large copper-gold mineralized targets exposed by extensive trenching in Target areas I and III, and outcropping gold mineralization in Target area II.  These early exploration holes will assist in the understanding of geologic controls relating to the observed mineralization and further refine geologic concepts of the target areas.  The drilling results will also be instrumental in the planning of subsequent holes.  Drilling is expected to take up to three months to complete while exploration field work will continue on the less advanced Target areas IV, VI and VII to ready them for later drilling.

SAMEX is exploring the Los Zorros property in search of very large size gold-silver-copper ore bodies amenable to bulk-tonnage mining.  A cluster of seven target/project areas have been identified to–date within the Company’s land holdings which cover more than 42 square kilometers.  The exploration program at Los Zorros is being conducted by three senior geologists and a support staff of eight working out of the Company’s field office in Copiapo, Chile.  The Company is amply funded to conduct the planned exploration on the Los Zorros targets and continue generative work toward identifying other properties for acquisition.

News Release No. 6-04 dated August 6, 2004

PRIVATE PLACEMENT - SAMEX has arranged a private placement with European institutional investors and other European and Canadian investors for 800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $1.10 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.  A portion of these funds will be budgeted for the Eskapa precious metal prospect in Bolivia, to refurbish and expand the exploration camp, repair and enhance access roads, and prepare drill pads for the next phase of drill testing at a later date.  The private placement is subject to regulatory acceptance.

STOCK OPTIONS GRANTED - Pursuant to the Company’s Stock Option Plan, SAMEX has granted new incentive stock options to directors, officers, employees and consultants of the Company to purchase an aggregate of 1,070,000 shares at a price of $1.10 per share for a five year term expiring August 6, 2009.   Of that total, options on 715,000 shares were granted to directors/officers of the Company.

News Release No. 7-04 dated August 31, 2004

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 800,000 units at a price of $1.10 per unit (originally announced in News Release No. 6-04 dated August 6, 2004).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  Acceptance of the private placement was granted by the TSX Venture Exchange and the units (800,000 shares and 400,000 warrants) were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.

News Release No. 8-04 dated November 18, 2004

EXPLORATION DRILLING UPDATE - TARGET I - LOS ZORROS PROPERTY, CHILE - SAMEX has discovered a porphyry copper/gold mineralized intrusive system, through first phase reconnaissance exploration core drilling, within the mostly gravel covered pampa terrain of Target I at the Los Zorros property, Chile.  Thus far, six core drill holes have tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see Table I) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

The holes were drilled to depths from 221 to 330 meters at an angle of minus 50 degrees and five holes bottomed in porphyry copper/gold mineralization.  Together, the drill holes reveal that the copper/gold mineralization is hosted in what may be a complex of variably altered quartz diorite porphyry intrusions.  A supergene weathered oxide-copper zone extends essentially from the surface to depths ranging between 20 to 30 meters and overlies a secondary copper-sulfide (chalcocite) zone which extends to +/-80 meters depth.  Below +/-80 meters depth, a primary (protore) copper sulfide zone is comprised of intervals of veins and veinlets and associated disseminated mineralization, which exhibits a high pyrite to chalcopyrite ratio, and is associated with quartz-sericite-pyrite alteration.  These features suggest that the protore mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized areas of the Target I porphyry copper/gold system.

In detail, the protore mineralization is comprised of numerous, spaced, higher grade intervals (see Table II) which reflect steeply dipping, more-strongly veinleted structures, locally with stockwork-like character.  The gold content and its ratio to copper are comparable to those of important porphyry- and replacement-type copper/gold deposits of the Lower Cretaceous geologic belt in the southern Atacama Region, Chile.  The range of copper weighted average values of the oxide and secondary sulfide zones suggests that these zones were enriched by supergene weathering.  Molybdenum occurs consistently in minor quantities (<1 to 922 ppm) and may add a credit to the overall grade in better mineralized parts of the system.

Conclusive interpretations of the geologic features and geochemical results of Target I are not yet complete and work is in progress to advance a deeper understanding of the mineralizing system.  The porphyry system extends over a large area and will be followed up with second-phase drilling after further analysis of first-phase drill results have more clearly defined the influences, controls and direction of the mineralizing source.  Shareholders are encouraged to remember that these early drill results are as important for their geologic information as they are for their geochemical information.  Continued exploration within Target I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.

TABLE I – Drilling Results

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276

P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216

P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243

P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152

P5	6.3	293.2	286.9	0.035	0.03

P6	7.5	221.5	214	0.083	0.057

TABLE II – Higher Grade Subintervals

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	16.7	19.5	2.8	1.05	0.031
	29.65	35	5.35	1.04	0.082
	79	86	7	0.498	0.02
	211	225	14	0.5	0.363

P2	184	202	18	0.349	0.243

P3	2.1	40	37.9	0.247	0.339
including	2.1	8	7.9	0.411	0.553
	46	50	4	0.302	0.04
	54.95	70	15.05	0.524	0.181
	120	126	6	0.262	0.169
	134	140	6	0.285	0.18
	172	184	12	0.298	0.139
	248.7	253.8	5.1	0.315	0.192
	270.1	274	3.9	0.234	2.11
	301.5	310	8.5	0.248	0.193

P4	34	44	10	0.343	0.164
	62	78	16	0.405	0.199
	120	130	10	0.350	0.27
	192	198	6	0.326	0.199
	216	224	8	0.331	0.195
	289	293	4	0.273	0.194

First phase reconnaissance exploration drilling continues in Targets II and III, and has been expanded to approximately seven thousand meters (from the originally planned five thousand meters).  Updates will follow when those programs are complete and data compilation is finished.  The exploration team will take a drilling break to fully analyze/evaluate/interpret the acquired data/results and prepare for second-phase drilling.  The Los Zorros property covers a large district, approximately 50 square kms, with a highly prospective geologic setting and a long history of near surface gold/silver/copper mining activity.  The Company’s current drill program is exploring in Target areas I, II and III, which are only a portion of the seven target/project areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits.

News Release No. 1-05 dated January 21, 2005

EXPLORATION DRILLING UPDATE - EXPLORATION AREA II - LOS ZORROS PROPERTY, CHILE

(SAMEX has changed the nomenclature used to identify specific areas of focus within Los Zorros to better reflect the expanding number, size and diversity of targets being defined as exploration continues.  Previously described “Targets I through VII” will now be referred to as “Exploration Areas I through VII”.  Within each “Exploration Area”, there may occur unique areas of focus that will be alphabetically labeled “Targets A, B, C etc.”.)

Phase one reconnaissance drilling and trenching in Exploration Area II has identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  The four targets are spatially separate and distinctly different from each other with respect to geologic setting and features of the mineralization.  Two holes, ML-04-01 and ML-04-02 were drilled in the Target A area where gold-mineralized mantos and underlying thick hydrothermal breccia was intersected and could comprise an extensive zone along the contact and outer margin to a sill-like porphyritic diorite intrusion.  Target B is a thick, gold-bearing mantos interval positioned and concealed beneath a diorite sill and represents a “blind” discovery crossed by two holes, ML-04-06 and F-04-02.  Target C is a stockwork-veined porphyritic intrusion with strongly anomalous copper-gold-mercury content which is concealed beneath pampa cover and was discovered by the drilling of hole ML-04-03.  Trenching and sampling exposed Target D where gold mineralization is hosted in silicified and clay-altered quartz-eye porphyritic intrusion.  Drill testing of Target D is expected to be conducted as a part of phase two drilling.

A greater exploration picture is starting to emerge over Los Zorros in that a major, copper-gold-mineralized porphyry intrusion center, previously described in News Release No. 8-04, occurs within Exploration Area I, (previously identified as Target I)), and a second copper-gold-mineralized porphyry intrusion is also located more than 2 kilometers southeast beneath Exploration Area II (comprising Target C).  This second porphyry intrusion is likely the source for the distally positioned breccia- and mantos-hosted gold-silver mineralization of Targets A, B and possibly D.

The Los Zorros property has been expanded to cover more than 50 square kms of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The Company’s current program is exploring in Exploration Areas I, II and III, which are only a portion of the seven exploration areas that have been identified to-date.  The Los Zorros property has strong potential for the discovery of large base and precious metal deposits. Continuing exploration efforts will be geared to defining substantial quantities of ore-grade material.

Following are more details concerning Targets A, B, C and D in Exploration Area II:

Target A – Core drill hole ML-04-01 was aimed inclined (-45o west) to test shallow, mantos-hosted gold mineralization prospected with small mine workings.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters and was found to be comprised of a vuggy silica, clay-altered and replaced interval within perhaps what was a volcanic unit (tuffaceous (?)) or volcaniclastic rock.  Abundant, disseminated, fine-grained pyrite is also present.  The gold content ranges from 1.240 g/mt to 4.140g/mt and averages 2.579 g/mt with a silver average credit of 15.9 g/mt over a true width of 4.4 meters.  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values (see weighted average geochemical results below).  The hangingwall interval to the mantos (5.40 to 27.0 meters depth) averages 0.275 g/mt gold and the entire footwall interval of mostly silicified/clay-altered hydrothermal breccia (31.7 meters to 102.7 meters) averages 0.167 g/mt gold.  Below the mantos, mercury in minor anomalous amounts is the primary pathfinder metal associated with the anomalous gold; a few scattered anomalous values of silver, arsenic, and copper are also present.   The drilling results show that the gold-mineralized mantos interval is positioned at the contact between hydrothermal breccia below and perhaps layered tuffaceous and/or volcaniclastic rocks above.  The hole was allowed to go to a drilling depth of 230.25 meters and the hydrothermal breccia was found to meld down into the fine-grained chilled upper part of an altered diorite intrusion (sill (?)).  The breccia may be the result of auto-brecciation processes in the outer contact zone of the intrusion which occurred when a great influx of water was encountered causing explosive quenching.  Below the base of the breccia, the intensity of alteration (silicification and pyritization) gradually diminishes downward and only a few spaced intervals of weakly anomalous gold were intersected between 102.70 to 167.35 meters drilling depth.  At the surface, the layered rocks and gold-mineralized mantos appear to have a gentle south-southeastward dip (+/-20o) and the top and possibly the base of the breccia may share this attitude, but more drilling will be needed to confirm this tabular shape of the breccia body.  Significantly this hole divulged a highly prospective, thick interval of altered/silicified hydrothermal breccia which is a highly favorable host rock for gold mineralization.  (NOTE *Analytical results are received in parts per million (ppm).  1ppm = 1 gram/metric tonne (g/mt))

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-01

From – To meters	Width meters	Au g/mt	Ag g/mt	Notes
5.40-102.70	97.30	0.302		Average gold content from near surface to vertical depth of 78.70 meters.
And Incl. 5.40-27.00	21.6	0.275		Oxidized, strongly altered, layered sequence of volcanic and/or volcaniclastic rocks; quenched intrusive sill another possibility. No anomalous mercury or other pathfinder elements.
And Incl. 27.00-31.70	4.70	2.579	15.9	Vuggy silica/disseminated pyrite; Weakly anomalous Hg, As, and Cu present.
And Incl. 31.70-57.45	25.75	0.203		Hydrothermal breccia, silicified/clay-altered with abundant disseminated pyrite.
Or Incl. 5.40-57.45	52.05	0.448		Average grade essentially from surface to vertical depth of approximately 44.0 meters at drill hole location.

A second drill hole, ML-04-02, in Target A was sited 100 meters to the north of the first hole and across an east-west-trending fault structure.  This drill hole was aimed steeply west at an inclination of -70o and intersected silicified and brecciated intrusive rock with anomalous gold content from 16.90 to 52.00 meters (see weighted average geochemical results below).  This interval seems more similar in character to the base of the hydrothermal breccia and upper altered part of the porphyritic diorite intrusion intersected in hole ML-04-01 suggesting that, within this narrow structural block, the bulk of the breccia and capping gold-mineralized mantos may have been uplifted and eroded off at the second drill hole location.   At depth within the intrusion, hole ML-04-02 did encounter narrow intervals of gold- and copper-gold mineralized, anhydrite-pyrite-chalcopyrite veins/veinlets and associated haloes of clay-silica-pyrite alteration.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole ML-04-02

From-To meters	Width meters	Au g/mt	Cu %	Notes
16.90 - 52.00	35.10	0.360

Oxidized to 24.30 meters drilling depth.  Some hydrothermal breccia, mostly clay-altered and silicified brecciated intrusive rock.  Abundant fine-grained pyrite.  Intervals of anomalous amounts of Ag, Hg, and Cu present.

171.60 - 204.90	33.30	0.501
And Incl. 175.60 - 181.40	5.80	0.362		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, mercury and few arsenic values.
And Incl. 185.60 - 193.90	8.30	0.886		Silica-pyrite-clay-altered brecciated interval. Anomalous silver, mercury and few arsenic values.
And Incl. 195.00 - 199.00	4.00	1.510		Anhydrite veinleted with silica-clay-pyrite alteration haloes. Anomalous silver, copper, mercury and arsenic values.
236.90 - 240.55	3.65	0.127	0.12	Crackle breccia occurrence with anomalous silver.
242.45 - 243.20	0.75	0.210	0.79	Anhydrite veinleted with silica-clay-pyrite alteration haloes; minor anomalous silver.
245.60 - 247.20	1.60	0.041	1.40	Anhydrite veinleted with chalcopyrite and silica-clay-pyrite alteration haloes; no anomalous silver or pathfinder metals.
264.30 - 265.60	1.30	0.242	0.225	Crackle breccia occurrence with anomalous silver, mercury, and few arsenic values.

While drill hole ML-04-02 may limit the northward extent of the gold-mineralized mantos and breccia, the thickness, intensity of alteration, and even distribution of anomalous gold values throughout the rock intersected in ML-04-01 suggest that Target A could be extensive and underlie, at relatively shallow depths, the area immediately to the east and south of this latter drill hole.  In phase-two drilling, a series of spaced short drill holes progressively stepping out from ML-04-01 will be positioned to continue searching for better grade mineralization comprising a bulk-tonnage, gold deposit amenable to low-cost, open-pit mining.

Target B – 600 meters west of Target A, drill hole ML-04-06 was drilled inclined -50o westward to investigate the interesting gold and copper geochemical results intersected in a reverse-circulation hole drilled by a previous party.  The core hole penetrated down through a diorite sill to +/-125 meters drilling depth, then underlying andesite volcanic rocks, and then entered into strongly altered, layered and stratified sedimentary rocks including: fine-grained calcareous silts, marls, volcaniclastic rocks and a meta-evaporite sequence of bedded gypsum and anhydrite.  The sedimentary rocks overlying the evaporite rocks are strongly silicified and replaced possibly with some fine-grained barite, and have a vuggy texture containing drusy crystalline quartz and Fe-carbonate (ankerite (?)) plus variable amounts of pyrite.  The underlying sequence including the lower part of the anhydrite unit is replaced by variable amounts of banded massive pyrite and specular hematite. A second drill hole, F-04-02, was sited 170 meters to the west, aimed eastward inclined at -50o  and made a similar intersection crossing through the prospective stratigraphic interval.  Projecting the contacts of the prospective zones between the two intersections indicates the prospective zone dips gently to the east or southeast. In both holes, the altered packages of sedimentary rock below and above the gypsum-anhydrite unit were found to contain anomalous amounts of silver, copper, mercury, and arsenic.  Upper and lower subintervals of anomalous gold importantly also occur within the altered sedimentary rock packages.  The geologic setting of reactive calcareous sedimentary rocks, character of the alteration (silicification) and geochemical signature (see weighted average geochemical results below) of prominently anomalous amounts of pathfinder metals: mercury and arsenic suggest that the intersected thick mantos interval could be the more-distal, low-grade part to a large epithermal gold-silver deposit.  Drill holes ML-04-07 and F-04-01, also drilled in Target B, have yet to be logged, sampled and assayed.  Drilling a series (fences) of vertical holes spaced at 150 meters apart will be required during a phase-two drill program to determine if there is a gradient of improving gold and silver grades which can be followed into a discovery.

Significant Geochemical Analytical Results For Drill Hole ML-04-06

From – To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
140.50 - 147.65	7.15	0.825	0.317	900	0.318	292	Epidote-chlorite-actinolite-specular hematite replaced andesitic volcanic unit.
151.75 - 152.10	0.35	3.820	7.40	245	0.710	1935	Banded pyrite-silica layer.
159.85 - 202.50	42.65	0.142	4.96	132	0.636	369	Entire upper interval – altered sedimentary rock stratigraphic package.
Incl. 159.85 - 165.05	5.20	0.473	4.49	184	0.955	1303	Upper anomalous gold interval – silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
167.05 - 171.35	4.30	0.199	4.95	417	0.336	128	Anomalous gold interval – silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
221.40 - 241.75	20.35	0.252	3.12	108	0.358	282	Entire lower interval – altered sedimentary rock and evaporate stratigraphic package.
Incl. 232.35 - 238.30	5.95	0.860	2.13	53	0.396	321	Lower anomalous gold-interval- altered sedimentary rock and evaporate stratigraphic package.

Significant Geochemical Analytical Results For The Upper Part Of Drill Hole F-04-02

From – To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
4.70 - 18.35	13.65	0.140	1.88	5219	0.325	135	Barite vein zone; strongly oxidized.
Incl. 6.00 - 7.00	1.00	0.510	3.00	51800	0.380	173	Copper wad and atacamite mineralized interval.
65.30 - 68.90	3.60	0.740	0.87	3397	0.100	30	Breccia zone.
161.55 - 255.00	93.45	0.179	3.60	120	0.154	206	Entire interval – altered sedimentary rock and evaporate stratigraphic package.
Incl. 161.55 - 170.40	8.85	0.576	3.63	337	0.209	899	Upper anomalous gold interval – silicified-Fe-carbonate-pyrite altered calcareous sedimentary rocks.
225.00 - 242.75	17.75	0.438	2.17	31	0.090	165	Lower anomalous gold interval.

Target C – 300 meters north of Target A, drill hole ML-04-03 was drilled in covered pampa as an eastward inclined (-50o) hole to investigate the interesting geochemical results for gold, silver, and copper intersected in an earlier reverse-circulation hole drilled by a previous party.  The hole penetrated a strongly altered porphyritic diorite intrusion to a final depth of 537 meters (approximately 400 meters vertical depth).  In the upper part of the drill hole (i.e. 124.00 to 318.30 meters), the intrusive is cut by numerous (>5 veinlets/meter to >20veinlets/meter) anhydrite veinlets and veins, a few well-mineralized with conspicuous globs of chalcopyrite.  Below 318.30 meters to 445.00 meters, complicated and abundant (to 40 veinlets/meter) quartz-pyrite stockwork veinleting dominates.  This latter style of veinleting returns to moderate abundance from 486.00 meters to the bottom of the hole.  Minor visible chalcopyrite is observed in some of the quartz veinlets.   In the drill hole, the intrusion retains, in many places, a relict propylitic alteration (chlorite-magnetite-pyrite), but is largely converted by a second alteration to clay-silica-pyrite and locally quartz-sericite-pyrite.  This superposed hydrous alteration is related to the emplacement of the anhydrite and quartz –pyrite veining and chalcopyrite mineralization.  Essentially, the entire drill hole contains anomalous copper (>100 ppm to mostly <1000 ppm) (see weighted average geochemical results below) and, anomalous amounts of gold (>0.100 ppm to 0.480 ppm), in addition, are also present over numerous, some long, intervals (see weighted average geochemical results below).  Elevated amounts (10 ppm to 64 ppm) of molybdenum also appear from a depth of 498.45 meters to the bottom of the hole.  One anhydrite-veined zone of more intense chalcopyrite mineralization runs 1.84% Cu over a 2.75 meter width.  The nature of the pervasive alteration and associated heavy pyritization suggests that the hole penetrated across the outer (east (?)) margin of a porphyry copper intrusion and that the centrally positioned potassic-altered, copper-gold-mineralized core lies to the west of the drill hole.  Two holes ML-04-04 and -05 were drilled in covered pampa to the east of ML-04-03 and results show that these were located outside of the  altered and mineralized portion of the intrusion.  Further drilling will be carried out in the phase-two drill program to pursue Target C beneath covered pampa to the west of drill hole ML-04-03.

Significant Geochemical Analytical Results For Copper For Drill Hole ML-04-03

From – To meters	Width meters	Au g/mt	Ag g/mt	Cu ppm	Hg ppm	As ppm	Notes
124.1 - 536.9	412.8	0.120	0.481	513	0.29	27
And Incl. 124.10 - 183.50.	59.40	0.078	0.262	182	0.05	9
And Incl. 189.50 - 228.50	39.00	0.049	0.193	166	0.03	4
And Incl. 235.50 - 244.60	9.10	0.061	0.528	277	0.09	17
And Incl. 247.90 - 317.30	69.40	0.139	1.16	1440	0.78	72
Which Incl. 295.00 - 297.75	2.75	0.185	10.10	18407 (1.84%)	5.67	620	Anhydrite veinleted interval with chalcopyrite; also contains 843 ppm Sb.
And Incl. 319.30 - 396.80	77.50	0.083	0.543	244	0.47	24
And Incl. 412.70 - 536.90	124.20	0.188	0.35	567	0.15	22

Geochemical Analytical Results For Gold For Drill Hole ML-04-03

From – To meters	Width meters	Au g/mt
88.10 - 94.10	6.00	0.375
124.10 - 147.50	23.40	0.127
275.95 - 287.00	11.05	0.435
289.30 - 300.30	11.00	0.152
312.30 - 317.30	5.00	0.194
319.30 - 324.30	5.00	0.145
330.00 - 346.25	16.25	0.157
379.95 - 385.75	5.80	0.124
401.80 - 429.95	28.15	0.347
432.10 - 520.30	88.20	0.168

Target D – 1500 meters west of Target A, a series of four, east-west-oriented trenches were excavated across an area of outcropping ridges of intrusive diorite previously prospected with old pits.  Two trenches (TMW-9 and TMW-10) are positioned on the south side of an east-west quebrada (dry gulch) and lie end to end to comprise one 220-meter long cut.  These trenches expose iron oxide-stained, clay-alteration and silicification with significantly anomalous gold content (see weighted average geochemical results below (0.207g/mt over 36m and 0.326 g/mt over 180 m)) over a combined true length of approximately 200 meters.  The anomalous gold values are cut off toward the east end of trench TMW-10, but remain open ended to the west.  Weakly anomalous copper values (123 ppm to 400 ppm) are associated with the anomalous gold values in some samples.  No anomalous levels of silver or pathfinder metals (mercury, arsenic, or antimony) are present. Two trenches, TMW-11 and TMW-13, on the north side of this quebrada did not encounter these anomalous levels of gold values distributed consistently from sample to sample and the intrusive rock is distinctly less altered.  Trench TMW-11, which is due north of TMW-9 and TMW-10, did encounter low-level detectible gold in all samples and a few values are at anomalous levels (0.114 ppm to 0.377 ppm).  Trench TMW-13, which lies west of trench TMW-11, also exposed numerous intervals with detectible to anomalous gold values.  A fault with perhaps lateral displacement is likely present beneath the quebrada suggesting the gold-mineralized zone intersected by trenches TMW-9 and TMW-10 is offset in right-lateral fashion a short distance to the east.  During the phase-two program, further trenching and geologic investigations will be carried out in this newly discovered area of highly anomalous gold mineralization and will include core drilling beneath trenches TMW-9 and TMW-10.

Geochemical Analytical Results For Gold For Trenches TMW-9 to TMW-11.

Trench	Sample Series	Sample Length meters	Au g/mt	Notes
TMW-9	001-036	36.0	0.207	Entire Trench
TMW-10	001-060	180.0	0.326	Entire Trench
Incl. TMW-10	002-047	138.0	0.405	Subinterval
Incl. TMW-10	037-042	18.0	1.026	Central Subinterval
TMW-11	001-023	69.0	0.063	Entire Trench

The phase-one drilling program has now been completed and includes more than 8600 meters of core drilling in Exploration Areas I, II and III.  Logging, sampling and analysis of drill holes and additional trenches is continuing.  Additional exploration updates will be issued as the data is compiled and evaluated.

News Release No. 2-05 dated April 5, 2005

EXPLORATION DRILLING UPDATE – EXPLORATION AREA III – LOS ZORROS PROPERTY, CHILE

Phase-one reconnaissance drilling and trenching in Exploration Area III has identified five targets (A through E) prospective for gold ore-bodies.  Four targets, A-D, hosting disseminated-style gold mineralization are locally exposed at surface in outcrop and now in trenches.  A fifth target, E, with potential for high-grade gold mineralization (15.96 g/mt gold over a true width of 7.66 meters or 0.51 oz/mt over 25.12 ft.), was discovered by drilling and has not yet been found to outcrop at the surface.  The targets are located in a large area (1500- meters long by 1000-meters across) encompassing a gold-copper-silver-mineralized barite vein swarm where the upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

The principal veins are steep with widths between 0.3 to 2.0 meters and cut gently east-dipping calcareous siliclastic and volcaniclastic sedimentary rocks, limestone, and volcanic mud-flow breccia.  A few porphyritic diorite sills are present at depth within the stratigraphic section and a small number of late mafic dikes cut across the area.  The barite veins, related/contained gold-copper mineralization, and newly defined targets likely originated from ascending solutions from a deep-seated porphyry copper intrusion beneath the area.  Of important interest, ore-forming, epithermal processes have affected, over a sizeable area, certain favorable calcareous volcaniclastic and siliclastic sedimentary rock units and a brecciated porphyritic diorite sill interval.

So far, the extensive gold mineralization exposed in trenches and the few drill holes of phase one appears to comprise the low-grade halo positioned distally to possibly more-concentrated gold (-silver-copper) mineralization mostly hosted in the meta-sedimentary rock section somewhat akin to a Carlin-like geologic setting.  This is supported by (1) the consistent presence of anomalous mercury and more-erratic anomalous arsenic (pathfinder metals) occurring with the gold mineralization, (2) the low-grade nature of alteration mineral assemblages of clay-chlorite-Fe-carbonate-pyrite-+/-specular hematite in gold-mineralized mantos sedimentary/volcaniclastic layers and silica-clay-pyrite with the high-grade gold occurrences in the brecciated sill interval, and (3) widespread predominance of bladed barite in vein structures.  Geochemical results from drilling and surface sampling tentatively suggest that gold- (copper-silver) mineralization of both a black-matrix breccia (Target E) and mantos intervals (Target B) may extend in an eastward direction toward the range front and beneath an east-dipping thrust fault zone and over-riding major anticlinal dome outlined by recent geological mapping.

Evaluations and interpretations of the geologic features and geochemical results of Exploration Area III are not yet complete and work is continuing to advance our understanding of the encountered mineralization.  Modifications to target ideas and or geologic concepts may result from this ongoing exploration work.

Scope of Exploration Work - Exploration work carried out in Exploration Area III includes: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  Results of the rock-chip sampling have been previously reported in news release NR3-04, June 11, 2004.  Highlights of the exploration work are as follows:

Highlights -

(1)

A new and intriguing high-grade occurrence of gold mineralization (Target E) was intersected by core drilling (DDH-N-04-05) and represents a blind discovery.  The occurrence is comprised of two high-grade intervals, each having true widths of 1.53 meters, and containing 35.4 g/mt and 40.1 g/mt gold, respectively.  These intervals are positioned in the marginal parts to a black-matrix breccia within an altered and sulfide-mineralized, fragmented porphyritic diorite sill.  The average grade of the intersected black-matrix breccia interval is 15.96 g/mt gold over a true width of 7.66 meters.  Follow-up fire-screen assay analyses (see Table 1), using reject material, returned a higher grade of 19.88 g/mt (0.64 oz/mt over 25.12 ft.) and also shows the gold is mostly contained within the fine-grained size fraction (-150 mesh) likely associated with the disseminated sulfide minerals (pyrite and some chalcopyrite).  Alteration within the breccia interval includes strong pyritization with clay alteration and silicification.  The black matrix coloration may reflect a carbonaceous (organic) content (component).  A greenish colored, clay alteration envelope was noted during logging and may be related to the gold mineralizing processes, but this possible relationship needs further evaluation.

(2)

Three spaced zones (Targets A, B and C) of disseminated, low-grade gold mineralization have been found by trenching to occur within the area of the principal copper-gold-mineralized barite vein swarm.  The three zones trend sub-parallel in roughly a north-south direction and consist of steeply oriented veins and abundant veinlets cutting volcaniclastic and calcareous siliclastic sedimentary rocks.  In Target B, disseminated-type gold mineralization may occur within gently east-dipping, favorable mantos layers and underlying altered/brecciated diorite sill.  The gold mineralization in trench and outcrop exposures for all these targets is in the near-surface oxide zone, which drilling shows to extend to depths ranging from 50 to 70 meters.  The gold was likely liberated via oxidation breakdown of pyritiferous fracture veinlets, disseminated pyrite in mantos layers and pyrite-chalcopyrite in barite veins/veinlets.  Target A has been cut only in one trench TN-1, which over a 42-meter horizontal width, contains a weighted average grade of 0.267 g/mt gold.  Target B can be seen to be quite broad with a horizontal width in trench TN-9 of 130.60 meters carrying a weighted average grade of 0.757 g/mt gold; and in end-to-end trenches: TN-2 - 90.0 meters with weighted average grade of 0.428 g/mt gold, and trench TN-3 - 117 meters with a weighted-average grade of 0.558 g/mt gold.  These substantial horizontal widths may reflect, in part, sampling in areas across gently dipping, thick, mineralized mantos layers, and this will be further evaluated by phase-two sampling and drilling.  Part of Target B was also intersected by trench TN-12 (see Table 2).  Target C has been partially cut in four trenches.  Weighted-averaged results include: TN-4 with 21.0 horizontal meters of 0.271 g/mt gold; TN-11 with 30.7 meters of 0.203 g/mt gold; TN-6 with 12.0 meters of 0.901 g/mt gold; and TN-13 exposing a 26.15 meter horizontal width containing 0.254 g/mt gold including 17.05 meters of 1.8 g/mt gold.  The three gold-mineralized zones, Targets A, B, and C, and principal veins are cut off to the south along an “east-west” trending complicated fault zone, but could have fairly continuous northward extents of between 1000 meters up to 1200 meters.  As it turned out, trenching and drilling were started at the very south end of the mineralized zones in this fault complicated area.  Geologic mapping shows that, to the north, there are only a few faults with minor displacements of the principal vein structures which also suggests the mineralized zones should be little-disrupted (offset) along-strike continuity.

(3)

A fourth zone of gold mineralization (Target D) has been found via surface outcrop, old prospect pit sampling and along the eastern part of trench TN-14 with 17.65 meters horizontal width containing a weighted average of 0.685 g/mt gold.  The gold mineralization occurs as a north-south striking, steeply east-dipping, clay-silica altered zone cutting volcaniclastic rocks and diorite sill.  In the best exposure, the zone has a horizontal width of between 20 to 25 meters.  So far, the zone has been physically traced 250 meters along strike and is open ended to the north.  Scattered sampling of prospect pits exposing oxide-copper/-iron mineralization along specific structures and outcrops along the projected trace of the zone shows variable grades of 0.065 to 1.35 g/mt gold over sample widths of 1.0 to 1.8 meters.  Hand trenching and, where possible, bulldozer trenching is planned for phase-two exploration in an attempt to expose and sample the entire width of the zone and extend its strike length to the north.

(4)

Follow-up drilling of the high-grade intersection of DDH-N-04-05 (Target E) was attempted from the same drill pad with two holes (DDH-N-04-08 and -09).  DDH-N-04-08 was aimed at a shallow angle to the east and intersected the same breccia interval at 170 meters further down-dip which included a narrow interval of strong chalcopyrite mineralization with an interesting gold credit (1.39% copper and 0.302 g/mt gold – 1.5 meters true width) within a wider interval (17.21 meters true width) of anomalous copper and gold mineralization (0.113 g/mt gold and 0.19% copper).  DDH-N-04-09, a vertical hole, appears to have just missed the breccia interval due to minor normal fault displacement.  A fourth near-vertical hole (DDH-N-04-10) was positioned 45 meters to the west and intersected the breccia interval 110 meters up-dip position from the intersection in DDH-N-04-05, but without significant gold or copper values.  This hole also exposed other breccia intervals at greater depth below Target E which contain anomalous gold and copper over a 41.5-meter interval (383.50 to 425.00 meters) averaging 0.227 g/mt gold and 454 ppm copper.  The drilling comprises a single cross section which shows that the prospective breccia interval (Target E) persists for a down-dip length of over 600 meters (open-ended) with gradual thickening to the east from 7.66 meters to 17.21 meters (true widths).  The altered and pyritized nature of the breccia interval within the geologic framework suggests that it could have a considerable, north-south, strike-length extent of 1000 meters or more.  This combined with the long down-dip extent comprises a very large prospective zone which has only been drill tested in one area and warrants a concerted follow-up drilling effort along strike to attempt to track the zone into consistent high-grades of gold and copper sulfide mineralization.  The thicker deeper zones intersected by DDH-N-04-10 may also prove highly prospective progressively closer to the source of the mineralization.

(5)

Only three drill holes (DDH-N-04-01, -02 and -06) have so far attempted to test the disseminated gold mineralization of Targets A and B.  DDH-N-04-01 crossed a fault structure and intersected Target A and a principal vein structure at much greater depth (208.00-225.00 meters) than intended. The 17.0-meter (apparent width) intersection ran 0.487 g/mt gold and 0.33% copper.  DDH-N-04-02 intersected three spaced intervals with anomalous gold mineralization positioned below the east part of Target B.  The best of these (40.00-53.45 meters) contained 0.668 g/mt gold with anomalous copper (775 ppm).  DDH-N-04-06 did not intersect Target B because it was positioned south of an unforeseen truncating east-west fault zone.  Targets C and D were tested in one area by DDH-N-04-05 and -08.  The high-grade gold intercepts of Target E in DDH-N-04-05 were an inadvertent positive result of this drilling.  These holes also intersected numerous intervals of anomalous gold (0.103 to 2.270 g/mt) and copper (121 to 9160 ppm) positioned both above and below the high-grade, black-matrix breccia of Target E.  One hole (DDH-N-04-03) intersected several strands of one of the principal veins (71.80 to 80.00 meters) grading 1.528 g/mt gold, 3.3 g/mt silver and 4256 ppm copper over a true width of 7.46 meters.  Another hole (DDH-N-04-04) from the same drill pad encountered fault problems but did intersect numerous intervals of weakly anomalous copper (134 to 1565 ppm) and silver (1.2 to 2.7 ppm).

(6)

DDH-N-04-07 was drilled steeply west inclined in the covered pampa southwest of Exploration Area III to test beside weak anomalous gold and copper values from chip samples taken from exposures along trench TN-10.  The hole was collared in and penetrated through a variably altered diorite sill with weakly anomalous copper and silver values and sub-anomalous detectible gold (0.0 to 239.55 m.).  Below the sill, the drill hole encountered a package (239.55 to 333.20 m.) comprised of a thick anhydrite layer or vein and underlying altered andesite flows and volcaniclastic sediments, and mud-flow breccia.   This interval contains moderately to strongly anomalous copper (802 ppm weighted average) and silver (1.8 ppm) values related to chalcopyrite occurrences in altered/veinleted andesitic volcanic rocks with epidote-chlorite-magnetite alteration, before encountering another porphyritic diorite sill and being stopped at 389.10 meters.

Observations and Recommendations -

(1)

Target E, the black-matrix, brecciated porphyritic diorite sill with disseminated pyrite and chalcopyrite comprises a new and different type of geologic occurrence for gold mineralization on the Los Zorros property which is very intriguing for its high-grade gold content and good width characteristics [15.96 g/mt over 7.66 meters true width].  This occurrence will be further pursued by core drilling the prospective breccia interval along strike to the north and south starting at 100-meter spacing to find mineralization of consistent grade while maintaining or improving upon the encountered width.  During this secondary drilling phase, special attention will be paid to geochemical patterns of pathfinder metals and alteration features that could help vector exploration drilling into a major gold deposit discovery.  There certainly remains the possibility, that nearby, other highly prospective brecciated sill intervals also became gold-mineralized.

(2)

Further core drilling of Targets A, B and C will focus on discovering better grades of gold mineralization by exploring the thicker mantos layers within favorable intervals of the volcaniclastic/sedimentary stratigraphic section, and also in the clay-silica-pyrite-altered and much-brecciated upper part of the deeper diorite sill.  There is considerable untested area open to the north along strike from where 2004 exploration trenching and drilling were carried out.  Additional exploration is particularly warranted in Target A, which extends for a 1000 meter strike length with a width of 250 meters, and contains the highest overall gold content in surface samples of veins of the target areas A, B and C.  For Target D, drilling will test the down-dip continuation of this mineralization toward and beneath the thrust fault and anticlinal dome structure.

Table 1 – Check Fire-Screen Re-Assay Results – DDH-N-04-05

Sample no.	From To	Total Sample Weight	Au grade Combined Size Fractions – Wt. Average Two Analyses	Au grade Fine Fraction –approx. -150 mesh	Weight Fine Fraction – approx. -150 mesh	Au grade Coarse Fraction – approx. +150 mesh	Weight Coarse Fraction – approx. +150 mesh	Check Assay – 1 Fine Fraction approx. -150 mesh	Check Assay – 2 Fine Fraction approx. -150 mesh
	m.	g	g/mt	g/mt	g	g/mt	g	g/mt	g/mt
N-04-05-101	230.0-232.0	995.45	43.80	39.1	953.50	151.00	41.95	40.0	38.2
N-04-05-102	232.0-233.4	1007.12	0.110	0.12	960.20	<0.05	46.92	0.13	0.11
N-04-103	233.4-235.0		<0.050 orig. assay
N-04-05-104	235.0-238.0	975.82	4.580	2.800	925.80	37.50	50.02	2.99	2.60
N-04-05-105	238.0-240.0	982.50	48.60	37.90	930.50	241.000	52.00	34.80	40.90
Weighted average	10.00	3960.89	19.877	16.265	3770.0	89.665	190.89	15.88	16.62

Table 2 – Trench Geochemical Analytical Results – Exploration Area III

Trench	Sample series	Horiz. Width m.	Au g/mt	Ag g/mt	Cu ppm	Location
TN-1	013-026	42.0	0.267	<0.5	302	Target A
TN-2	005-034 ----------- Incl.: 008-010	90.0 ---------- 9.0	0.428 ------ 1.548	<0.5 ----- <0.7	133 ------ 290	Target B ------------------------------------------------------------- Interval from west part of Target B
TN-3	001-039 042-046 057	117.0 15.0 3.0	0.558 0.134 0.332	<0.8 <0.7 0.7	337 196 776	Target B
TN-4	003-004 005-012	6.0 21.0	0.161 0.271	<1.3 <1.7	286 147	Altered diorite intrusion east of Target B – Parts of Target C
TN-5	001-006 007-016 017-022	18.0 30.0 18.0	0.348 0.084 0.421		1176 239 1742	Intervals of wallrock straddling Nora mine vein zone.
TN-6	004-007	12.0	0.901	4.1	1093	Part of Target C
TN-7	010-011	6.0	0.156	3.3	4800	East end of Target D, margin
TN-8	005	3.0	0.109	1.6	50	Off of trend of gold-mineralized zones; between Target B and C.
TN-9	001-011 ---------- 012-017 ---------- 021-033 ---------- 038-059 ---------- 061-072 ---------- 074-079 ---------- 038-079	33.0 --------- 18.0 --------- 39.0 --------- 66.0 --------- 35.0 --------- 18.0 --------- 130.3	0.189 ------ 0.103 ------ 0.115 ------ 0.421 ------ 1.796 ------ 0.269 ------ 0.757	<0.6 ----- 9.1 ----- 11.2 ----- <0.6 ----- <0.5 ----- <0.5 ----- <0.8	121 ------ 40 ------ 244 ------ 454 ------ 2125 ------ 704 ------ 925

Anomalous gold interval west of Target B

---------------------------------------------------------

Anomalous silver intervals west of Target B

---------------------------------------------------------

Anomalous copper/gold interval west of Target B

---------------------------------------------------------

West end of Target B

---------------------------------------------------------

Central part of Target B

-------------------------------------------------------

East end of Target B

-------------------------------------------------------

Entire Target B with un-sampled gaps of few dikes (using <0.050 g/mt gold, <0.5 g/mt silver, <1 ppm copper for dike intervals).

TN-10	----------- 014-015 ----------- 019-020 ----------- 001-031	---------- 6.0 ---------- 6.0 ---------- 108.9	------ 0.147 ------ 0.122 ------ 0.082	----- 1.5 ----- 2.9 ----- 1.6	------ 166 ------ 229 ------ 129

Trench TN-10 is out in pampa and off of the trend of gold-mineralized zones.

---------------------------------------------------------

Weak gold, silver and copper anomalies.

---------------------------------------------------------

Weak gold, silver and copper anomalies.

---------------------------------------------------------

Entire length of trench including sample gaps of post-mineral dikes.

TN-11	070-072 073-081	7.6 30.7	0.589 0.203	7.1 1.4	1820 304	East part of Target C
TN-12	015-018 019-020	14.0 6.4	0.435 0.315	0.5 0.7	146 568	West part of Target B
TN-13	001-006	17.05	1.800	0.9	41	East part of Target C
TN-14	044-049	17.65	0.685	0.8	557	Target D

Results of the phase-one drilling and trenching program within Exploration Areas I, II and III, have identified multiple targets related to several large porphyry copper-gold mineralizing centers underlying the property.  Our testing of these targets is at an early stage and our work thus far has been focused on only three of the seven Exploration Areas that have been identified to-date.  SAMEX’s understanding of the mineralizing systems continues to advance and is being utilized to plan follow-up exploration work.  Details of these programs will be announced when plans are complete.  SAMEX encourages investors to review all previous results from its phase-one exploration program in order to more fully appreciate the diversity of targets and their potential.  Los Zorros is a very large and complex district-sized area that will take time and resources to thoroughly explore with good possibilities for major discoveries of gold, silver and gold-copper ore bodies.

News Release No. 3-05 dated April 12, 2005

PRESIDENT’S LETTER TO SHAREHOLDERS, ANNUAL REPORT, ANNUAL MEETING -  The Annual and Special Meeting of shareholders of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 5, 2005 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s annual report and financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.  Following is the text of the “President’s Letter to the Shareholders” which is included in the annual report:

To Our Shareholders,

2004 has felt like a grueling, year-long triathlon.  Our planned 5,000 meter phase-one drill program at Los Zorros, Chile was increased to more than 8,600 meters of drilling and was completed just after our November 30th year end, only days before Christmas.  Many were the challenges during that effort, from contractor issues to logistics etc.  But the early indications are very encouraging from an exploration geology point of view, and that is most important.

Compiling and, more importantly, evaluating the drill results along with nearly eleven kilometers of trench sampling is now consuming our focus.  Finding and drilling mineralization at Los Zorros has not been a challenge; the district is laden with copper/gold/silver mineralizing influences.  The real challenge is in understanding the complicated chaotic processes that emplaced this mineralization and discovering the locations where, or if, it has been deposited in economic quantities within the 78-square-kilometer property.

In conjunction with SAMEX’s own competent exploration team we have retained three renowned exploration consultants with a combined career experience between them of over 120 years.  And I love the comment that one of them gave me in response to my impatient prying; “Jeff the geology at Los Zorros is complex … and that’s a VERY GOOD thing, be patient!”

So I pass that admonition on to you the stakeholders, please be patient as the exploration team continues to mull over and over the positive and negative implications of what has been recovered during phase one and then goes on to design exploration phase two.  It may help some to better understand the exploration process if they knew the history of other large discoveries, like the world-class copper/gold deposit just north of us on trend.  After several years, and over 100 drill holes, they finally drilled the discovery hole, then realized that they had nicked the ore body in earlier drill holes, but did not recognize it at the time. Such is the nature of exploration.  If it was easy, gold and silver would not be precious and copper would not be +$1.40 per pound.

On the market side I’m sure the shareholders will share our frustration with the poor share price performance. Gold prices labored cautiously to new decade highs by December but the share prices of many in our sector weakened throughout this period as if investors believed that metals were making a bull market top.  The wall of worry was difficult to stand against.

We are of a different mindset, and believe that the biggest and best part of this commodity bull market is before us NOT behind us.  The market-price managers (I’m being kind), are still a major influence in gold and silver but we believe that circumstances will overwhelm them and the corresponding corrective action should be very rewarding for those investors who persevered.

The SAMEX team is optimistic about our current exploration efforts in Chile and Bolivia, and we’re looking forward to an exciting and rewarding year ahead of pursuing “significant economic mineralization”!

Thank you for your continued support.

Jeffrey P. Dahl, President

News Release No. 4-05 dated April 20, 2005

OPTIONS EXPIRE – NEW OPTIONS GRANTED - On April 19, 2005, five-year-old stock options expired that had been granted to acquire an aggregate of 2,175,000 shares at a price of $0.40 per share.  The expired options of seven directors/officers and of one employee have been replaced as part of the grant of new options as follows: a new option was granted to an employee for the purchase of 30,000 shares at a price of $0.40 per share and new options were granted to directors/officers for the purchase of 2,225,000 shares at a price of $0.40 per share.  The options are subject to a four-month hold period until August 20, 2005 and will expire April 20, 2015.

News Release No. 5-05 dated May 19, 2005

OPTION TO PURCHASE ADDITIONAL CONCESSIONS IN LOS ZORROS DISTRICT – CHILE - SAMEX has signed a letter of intent which will be the basis of a formal Option Agreement for SAMEX to purchase approximately 100 hectares of mineral concessions situated within the Los Zorros district, Chile.  Under the formal Option Agreement (to be executed by June 24, 2005), SAMEX can acquire the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing of the formal Option Agreement;

ii)

US$25,000 within six (6) months of the date of signing the Option Agreement;

iii)

US$50,000 within nine (9) months of the date of signing the Option Agreement; and

iv)

US$50,000 within eighteen (18) months of the date of signing the Option Agreement.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

The Los Zorros property covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  The property has strong potential for the discovery of large base and precious metal deposits.  Drilling and trenching during 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  The remaining Exploration Areas IV, V, VI and VII have yet to be explored by drilling and trenching.  In preparation for the next phase of exploration, SAMEX is currently compiling, evaluating and interpreting the vast amount of data gleaned from trenching and drilling completed over the past year.

News Release No. 6-05 dated June 30, 2005

OPTION PAYMENT MADE ON ADDITIONAL CONCESSIONS IN LOS ZORROS DISTRICT – CHILE

GRAVITY SURVEY TO COMMENCE ON LOS ZORROS PROPERTY - SAMEX has signed a formal Option Agreement and made the first payment on the option to purchase 95 additional hectares of mineral concessions situated within the Los Zorros district, Chile (see Letter of Intent announced in SAMEX News Release No. 5-05 dated May 19, 2005).  Under the option, SAMEX can purchase 100% interest in the concessions by making option payments totaling US$200,000 over 18 months as follows:

i)

US$75,000 upon signing the Option Agreement (which has been paid);

ii)

US$25,000 by December 20, 2005;

iii)

US$50,000 by March 20, 2006; and

iv)

US$50,000 by December 20, 2006.

The concessions are subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

SAMEX’s land position at Los Zorros now covers more than 78 square kilometers of a district with highly prospective geology and a long history of near surface gold/silver/copper mining activity.  SAMEX will be conducting gravity geophysical surveys on the property during the next month to assist in planning the phase-two exploration drilling program.

News Release No. 7-05 dated August 31, 2005

EXTENSION OF WARRANT TERM - SAMEX is applying to the TSX Venture Exchange to extend the term of warrants exercisable for the purchase of 304,500 shares at a price of $0.40 per share.  The warrants were originally issued with a two year term expiring September 15, 2005.  The Company is making application to extend the term of the warrant for a period of one year until September 15, 2006.  Warrants for the purchase of 247,500 of the shares are held by directors of SAMEX.

News Release No. 8-05 dated September 9, 2005

NORA HIGH-GRADE GOLD TARGET, EXPLORATION AREA III, LOS ZORROS
PLANNING PHASE II DRILLING PROGRAM FOR LOS ZORROS PROPERTY, CHILE - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  Updated descriptions of the targets will be reported as details for each are finalized.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target (described below).

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer (0.51 oz/mt ) extends beneath much of this prospective area, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.

The Phase II drilling program that is being planned is expected to entail approximately 5,000 meters of core drilling, 4,000+ meters of bulldozer trenching and accompanying geologic mapping, sampling and assaying.  The complete program is estimated to cost CDN $1,500,000.  Funding for this program will be sought through private placement financings and drilling will begin once all targets are fully defined/prepared and funding is in place.

The following Figures A through E accompany this news release:
Figure A – Generalized Target Map
Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10
Figure C – Surface Sampling - Gold Results
Figure D – Surface Sampling – Copper Results
Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10

To view figures in best resolution, go to News Release No. 8 at www.samex.com

News Release No. 9-05 dated September 14, 2005

CLARIFICATION OF NEWS RELEASE No. 8-05 - SAMEX has been requested by the TSX Venture Exchange to clarify certain statements made in News Release No. 8-05 dated September 9, 2005 as follows:

The NORA High-Grade Gold Target within Exploration Area III now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target.

In regards to the potential size of the NORA target, in News Release No. 8-05 it was stated:

“If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).”

The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.

Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.

This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

News Release No. 10-05 dated October 14, 2005

EXTENSION OF WARRANT TERMS - SAMEX is applying to the TSX Venture Exchange to extend the term of the following warrants for a period of one year:

Warrants for the purchase of 415,000 shares at $0.80 per share.  These warrants were originally issued with a two year term expiring November 27, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 27, 2006.   The exercise price of the warrants will remain at $0.80 per share.

Warrants for the purchase of 700,000 shares at $0.80 per share.  These warrants were originally issued with a two year term expiring November 7, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 7, 2006.  The exercise price of the warrants will remain at $0.80 per share.

Warrants for the purchase of 500,000 shares at $1.05 per share.  These warrants were originally issued with a two year term expiring November 28, 2005, and SAMEX is making application to extend the term of the warrants for a period of one year until November 28, 2006.  The exercise price of the warrants will remain at $1.05 per share.

News Release No. 11-05 dated October 19, 2005

UPDATE ON EXPLORATION AREAS III & IV, LOS ZORROS, CHILE - SAMEX commenced trenching and sampling in early October within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005.

The purpose of this exploration work is to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III (see accompanying Figure A in News Release No.11-05 at www.samex.com , new trenches in yellow).  These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  Approximately 1,700 meters of trenches will be excavated and channel sampled.

Concurrent with the above exploration, detailed geologic mapping is under way in Exploration Area IV following the recent property acquisition there (see news release No. 6-05, June 30, 2005).  The mapping will be followed up by trenching and sampling once the bulldozer is finished in Exploration Area III/NORA target.

Results of the current program will be incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.  Exploration at Los Zorros is under the supervision of SAMEX’s Vice President of Exploration, Rob Kell, who is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“QUALIFIED PERSONS”

News Releases concerning our mineral properties have been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Jeffrey P. Dahl, President & Chief Executive Officer of SAMEX Mining Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of SAMEX Mining Corp. for the interim period ending August 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:   October 26, 2005

“Jeffrey P. Dahl”

_____________________________

Jeffrey P. Dahl

President & Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Larry D. McLean, Vice President, Operations & Chief Financial Officer of SAMEX Mining Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of SAMEX Mining Corp. for the interim period ending August 31, 2005.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATED:   October 26, 2005

“Larry D. McLean”

________________________________

Larry D. McLean

Vice President, Operations & Chief Financial Officer